UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
2seventy bio, Inc.
(Name of Subject Company)
2seventy bio, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)

901384107
(CUSIP Number of Class of Securities)

Chip Baird
Chief Executive Officer
2seventy bio, Inc.
60 Binney Street
Cambridge, MA 02142
(617) 675-7270
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With Copies to:
Robert F. Masella, Esq.
Mark S. Opper, Esq.
Tevia K. Pollard, Esq.
Michael H. Bison, Esq.
Gregg L. Katz, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.
(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is 2seventy bio, Inc., a Delaware corporation (“2seventy bio” or the “Company”). The address of 2seventy bio’s principal executive office is 60 Binney Street, Cambridge, Massachusetts 02142, and its telephone number is (617) 675-7270.
(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is 2seventy bio’s common stock, par value $0.0001 per share (“Company Common Stock”). As of April 10, 2025, there were (a) 53,228,315 issued and outstanding shares of Company Common Stock, (b) no shares of undesignated preferred stock, par value $0.0001 per share, (c) 3,674,615 shares of Company Common Stock subject to issuance pursuant to outstanding options to purchase shares of Company Common Stock (each, a “Company Option”), (d) 3,221,575 shares of Company Common Stock subject to issuance pursuant to outstanding restricted stock units (each, a “Company RSU Award”), (e) 692,004 shares of Company Common Stock estimated to be reserved for issuance under the 2seventy bio, Inc. 2021 Employee Stock Purchase Plan (the “Company ESPP”), and (f) no shares of Company Common Stock subject to issuance pursuant to outstanding pre-funded warrants to purchase shares of Company Common Stock (the “Company Pre-Funded Warrants”).
Item 2.	Identity and Background of Filing Person.
(a) Name and Address. The name, business address and business telephone number of 2seventy bio, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”
(b) Tender Offer.
This Schedule 14D-9 relates to a tender offer by Daybreak Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent” or “Bristol-Myers Squibb”), to acquire all of the issued and outstanding shares of Company Common Stock (collectively, the “Shares”) at a price per Share of $5.00 (the “Offer Price”), without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Bristol-Myers Squibb and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 14, 2025. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to 2seventy bio stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 10, 2025 (as it may be amended or supplemented in accordance with its terms, the “Merger Agreement”), by and among 2seventy bio, Purchaser and Bristol-Myers Squibb, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into 2seventy bio (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with 2seventy bio continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Bristol-Myers Squibb, without a vote of the stockholders of 2seventy bio in accordance with Section 251(h) of the DGCL. Upon filing of a certificate of merger in respect of the Merger with the Secretary of State of the State of Delaware (such date and time, the “Effective Time”), each Share (other than (a) Shares held in the treasury of 2seventy bio, (b) Shares that as of immediately prior to the Effective Time were owned by Bristol-Myers Squibb or Purchaser or any of their direct or indirect subsidiaries, (c) Shares irrevocably accepted for payment in the Offer (the shares described in clauses (a)-(c), collectively, the “Excluded Shares”), and (d) Shares held by a holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the Shares described in clause (d), the “Appraisal Shares”)) will be automatically canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law.

The treatment of equity awards under the Company Equity Incentive Plan (as defined below), including Company Options and Company RSU Awards, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between 2seventy bio and its Executive Officers, Directors and Affiliates.” In addition, each Company Pre-Funded Warrant that is outstanding and unexercised as of immediately prior to the Effective Time will, in accordance with its terms, automatically and without any required action on the part of the holder thereof or any other person, cease to represent a warrant exercisable for shares of Company Common Stock, and thereafter, the holder will receive an amount of cash equal to the product of (a) the aggregate number of shares of Company Common Stock for which such Company Pre-Funded Warrant was exercisable immediately prior to the Effective Time pursuant to Section 9(c) and Section 10 of each Company Pre-Funded Warrant, after taking into account the “cashless exercise” provisions of such Section 10, and (b) the Merger Consideration, without interest and reduced by the amount of any withholding that is required under applicable law relating to tax, without regard to any limitations on exercise contained therein. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Purchaser to pay for Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including that (a) there shall have been validly tendered and not validly withdrawn at or prior to the expiration of the Offer that number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), represent one more than 50% of the total number of Shares issued and outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (b) (i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) applicable to the Transactions (as defined below) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have been received or shall have terminated or expired, as the case by be and (ii) any agreement with a governmental entity entered into by the parties to the Merger Agreement not to consummate the Offer or the Merger shall have expired or been terminated; (c) the Merger Agreement shall not have been validly terminated in accordance with its terms; (d) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer or the Merger shall have been issued by any governmental entity of competent jurisdiction that is in effect at the Expiration Time (as defined below), and there shall be no law that is in effect at the Expiration Time enacted by any governmental entity of competent jurisdiction that makes consummation of the Offer or the Merger illegal; (e) the representations and warranties of 2seventy bio contained in the Merger Agreement shall be true and accurate, subject to certain customary materiality thresholds and exceptions; (f) 2seventy bio shall have performed or complied in all material respects with the obligations or covenants that are required to be performed by 2seventy bio prior to the Expiration Time under the Merger Agreement; (g) since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect (as defined in the Merger Agreement and also discussed in the Offer to Purchase); and (h) other customary conditions set forth in Annex I of the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).
The Offer will initially expire at one minute following 11:59 p.m. (New York City time) on May 12, 2025 (the “Expiration Time”). The Expiration Time may be extended as follows: (i) if on the then scheduled Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Bristol-Myers Squibb or Purchaser if permitted under the Merger Agreement (other than those Offer Conditions that by their terms are to be satisfied at the expiration of the Offer), then Purchaser may, or upon the Company’s written request, Purchaser shall, and Bristol-Myers Squibb shall cause Purchaser to, extend the Offer for one or more occasions in consecutive increments of up to ten business days each (or such longer period as may be agreed by 2seventy bio and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Condition to the extent permitted under the Merger Agreement); and (ii) Purchaser shall, and Bristol-Myers Squibb shall cause Purchaser to, extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or The Nasdaq Stock Market LLC or its staff. However, in no event will Purchaser be required to extend the Offer and the then scheduled Expiration Time (i) for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the time at which Purchaser irrevocably accepts for payment any Shares tendered pursuant to the Offer (the “Offer Acceptance Time”)) have been satisfied or waived and the Minimum Condition has not been satisfied, or (ii) to a date later than the earlier to occur of (A) the valid termination of the Merger Agreement in accordance with its terms, and (B) the End Date (defined in the Merger Agreement as September 10, 2025, or as late as March 10, 2026, in the event the End Date has been extended as provided in the Merger Agreement and as discussed in more detail in the Offer to Purchase). Except (x) in the event that the Merger Agreement is validly terminated pursuant to its terms or (y) if Purchaser is not obligated to extend the Offer in accordance with the terms of the Merger Agreement, Purchaser may not terminate the Offer, or permit the Offer to expire prior to any scheduled Expiration Time without the prior written consent of 2seventy bio.
As set forth in the Schedule TO, the address of the principal executive office of each of Bristol-Myers Squibb and Purchaser is Route 206 & Province Line Road, Princeton, New Jersey 08543. The telephone number of each of Bristol-Myers Squibb and Purchaser is +1 (609) 252-4621.
The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the “Investors & Media” page of 2seventy bio’s website at ir.2seventybio.com, and the Offer to Purchase and the other related materials are available directly from Innisfree M&A Incorporated, the information agent engaged by Purchaser for the Offer, toll free at (877) 800-5186 or at (412) 232-3651 outside the United States. Banks and brokers may call collect at (212) 750-5833. The information on 2seventy bio’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of 2seventy bio, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between 2seventy bio or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Bristol-Myers Squibb, Purchaser, or their respective executive officers, directors or affiliates, on the other hand.
(a) Arrangements Between 2seventy bio and its Executive Officers, Directors and Affiliates.
Certain 2seventy bio executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), that may be different from, or in addition to, the interests of 2seventy bio stockholders generally. The Board of Directors of 2seventy bio (the “2seventy bio Board of Directors”) was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the 2seventy bio Board of Directors” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”
2seventy bio’s executive officers are as follows:

Name	Position
William D. Baird, III	President, Chief Executive Officer and Director
Victoria Eatwell	Chief Financial Officer
Jessica Snow	Chief Operating Officer

Effect of the Transactions on Company Equity Awards
Pursuant to the Merger Agreement and as permitted under the terms of the 2seventy bio, Inc. 2021 Stock Option and Incentive Plan (the “Company Equity Incentive Plan”), a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference, immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, (i) each Company Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and has a per share exercise price that is less than the Merger Consideration (each, an “In-the-Money Company Option”) will fully vest, be cancelled and automatically converted into the right to receive, for each share of Company Common Stock underlying such Company Option immediately prior to the Effective Time, an amount (without interest and subject to deduction for any required withholding under applicable law relating to tax) in cash equal to the excess of the Merger Consideration over the per share exercise price of such Company Option; and (ii) each Company Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and has a per share exercise price that is equal to or greater than the Merger Consideration will be automatically cancelled for no consideration.
Pursuant to the Merger Agreement and as permitted under the terms of the Company Equity Incentive Plan, immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time will fully vest, be cancelled and automatically converted into the right to receive, for each shares of Company Common Stock underlying such Company RSU Award immediately prior to the Effective Time, an amount (without interest and subject to deduction for any required withholding under applicable law relating to tax) in cash equal to the Merger Consideration.
For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to such person’s Company Options and Company RSU Awards, see the section entitled “—Consideration Payable for Outstanding Equity Awards Pursuant to the Offer or the Merger” below.
Effect of the Transactions on the Company ESPP
With respect to the Company ESPP, the Merger Agreement provides that the 2seventy bio Board of Directors (or, if applicable, any committee of the 2seventy bio Board of Directors administering the Company ESPP) will (i) amend the Company ESPP, such that no additional Offering (as defined in the Company ESPP) will be commenced between the date of the Merger Agreement and the Effective Time, (ii) provide that each Offering that would otherwise extend beyond the Effective Time will have an Exercise Date (as defined in the Company ESPP) that is no later than ten days prior to the anticipated Effective Time (the “Final Exercise Date”), (iii) provide that each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase shares of Company Common Stock in accordance with the Company ESPP on the Final Exercise Date, (iv) provide that no participant in the Company ESPP may increase such participant’s rate of payroll deductions used to purchase shares of Company Common Stock under the Company ESPP after the date of the Merger Agreement (provided that, for the avoidance of doubt, participants will be entitled to withdraw from the Company ESPP in accordance with the terms of the Company ESPP as in effect as of the date of the Merger Agreement), (v) provide that no new participants are permitted to participate in the Company ESPP following the date of the Merger Agreement, and (vi) provide that the Company ESPP will terminate in its entirety as of the Effective Time and no further rights will be granted or exercised under the Company ESPP thereafter. All Shares purchased under the Company ESPP on the Final Exercise Date will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement.
Effect of the Transactions on Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of 2seventy bio who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of 2seventy bio. All such executive officers and directors of 2seventy bio are required to so tender their Shares in the Offer, pursuant to the Tender and Support Agreements respectively entered into by each of them (as defined and discussed in more detail in the section entitled “—Tender and Support Agreements” below in this Item 3). As of March 31, 2025, excluding Company Pre-Funded Warrants, Company RSU Awards, Shares underlying Company Options (whether or not currently exercisable) and assuming no such Company Options are exercised following the date of this Schedule 14D-9, the executive officers and directors of 2seventy bio beneficially own 2,813,335 Shares.

The following table sets forth as described above the number of Shares beneficially owned as of March 31, 2025 by each of 2seventy bio’s executive officers and directors and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer or the Merger.

	Number of Shares Owned	Cash Consideration Payable in Respect of Shares(1)
Executive Officers:
William D. Baird, III(2)	118,210	$591,050
Victoria Eatwell	43,276	$216,380
Jessica Snow	11,064	$55,320
Directors:
Eli Casdin(3)	2,005,533	$10,027,665
Sarah Glickman	15,602	$78,010
Nick Leschly	567,638	$2,838,190
Wei Lin, M.D.	15,267	$76,335
Marcela Maus, M.D., Ph.D.	11,702	$58,510
Charles Newton	5,533	$27,665
Denice Torres, J.D.	19,510	$97,550

(1)	To estimate the value of payments for Shares, the aggregate number of Shares was multiplied by the Merger Consideration.
(2)	William D. Baird, III is also a director of 2seventy bio.
(3)
Includes 2,000,000 Shares owned directly by Casdin Partners Master Fund, L.P. (“Master Fund”) and may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to the Master Fund (“Casdin”) (ii) Casdin Partners GP, LLC, the general partner of the Master Fund (“GP”), and (iii) Eli Casdin, the managing member of Casdin and the GP.

Consideration Payable for Outstanding Equity Awards Pursuant to the Offer or the Merger
Pursuant to the Merger Agreement, each Company Option and Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be cancelled and converted into the right to receive an amount in cash, if any, described above in the section entitled “—Effect of the Transactions on Company Equity Awards.”

Vested Company Options. The following table identifies, for each of the Company’s executive officers and directors, the number of shares of Company Common Stock subject to such individual’s vested In-the-Money Company Options outstanding and exercisable as of March 31, 2025 that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes that no In-the-Money Company Options will be exercised between March 31, 2025 and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) the Merger Consideration of $5.00 per Share, net of the weighted average exercise price of such individual’s vested In-the-Money Company Options, multiplied by (ii) the total number of shares of Company Common Stock subject to such individual’s vested In-the-Money Company Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts. Each Company Option held by 2seventy bio’s executive officers and directors that is not an In-the-Money Company Option has been excluded from the table below as such Company Options will be cancelled as of immediately prior to the Effective Time for no consideration.

	Shares of Common Stock Underlying Vested In-the-Money Company Options	Weighted Average Exercise Price	Estimated Aggregate Vested In-the-Money Company Option Payment(1)
Executive Officers:
William D. Baird(2)	52,780	$3.97	$54,363
Victoria Eatwell	20,000	$3.97	$20,600
Jessica Snow	9,150	$3.97	$9,425
Directors:
Eli Casdin	11,133	$4.54	$5,121
Sarah Glickman	—	$—	$—
Nick Leschly	136,010	$3.97	$140,090
Wei Lin, M.D.	—	$—	$—
Marcela Maus, M.D., Ph.D.	—	$—	$—
Charles Newton	11,133	$4.54	$5,121
Denice Torres, J.D.	—	$—	$—

(1)
To estimate the aggregate amount payable in respect of an individual’s vested In-the-Money Company Options, (a) the aggregate number of shares of Company Common Stock subject to such vested In-the-Money Company Options was multiplied by (b) the excess of the Merger Consideration over the weighted average exercise price per share of such vested In-the-Money Company Options.

(2)	William D. Baird, III is also a director of 2seventy bio.

Unvested Company Options. The following table identifies, for each of the Company’s executive officers and directors, the number of shares of Company Common Stock subject to such individual’s unvested In-the-Money Company Options outstanding as of March 31, 2025 that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes that no In-the-Money Company Options will vest or be exercised between March 31, 2025 and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) the Merger Consideration of $5.00 per Share, net of the weighted average exercise price of such individual’s unvested In-the-Money Company Options, multiplied by (ii) the total number of shares of Company Common Stock subject to such individual’s unvested In-the-Money Company Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts. Each Company Option held by 2seventy bio’s executive officers and directors that is not an In-the-Money Company Option has been excluded from the table below as such Company Options will be cancelled as of immediately prior to the Effective Time for no consideration.

	Shares of Common Stock Underlying Unvested In-the-Money Company Options	Weighted Average Exercise Price	Estimated Aggregate Unvested In-the-Money Company Option Payment(1)
Executive Officers:
William D. Baird(2)	305,220	$3.20	$548,457
Victoria Eatwell	92,000	$2.93	$190,520
Jessica Snow	79,900	$2.79	$176,395
Directors:
Eli Casdin	34,317	$4.33	$23,136
Sarah Glickman	24,100	$3.93	$25,787
Nick Leschly	332,990	$3.97	$342,980
Wei Lin, M.D.	24,100	$3.93	$25,787
Marcela Maus, M.D., Ph.D.	24,100	$3.93	$25,787
Charles Newton	34,317	$4.33	$23,136
Denice Torres, J.D.	24,100	$3.93	$25,787

(1)
To estimate the aggregate amount payable in respect of an individual’s unvested In-the-Money Company Options, (a) the aggregate number of shares of Company Common Stock subject to such unvested In-the-Money Company Options was multiplied by (b) the excess of the Merger Consideration over the weighted average exercise price per share of such unvested In-the-Money Company Options.

(2)	William D. Baird, III is also a director of 2seventy bio.
Company RSU Awards. The following table identifies, for each of 2seventy bio’s executive officers and directors, the number of shares of Company Common Stock subject to such individual’s Company RSU Awards outstanding as of March 31, 2025, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes no Company RSU Awards will vest and be settled between March 31, 2025 and the closing of the Merger. The estimated aggregate amounts set forth below are based on the Merger Consideration of $5.00 per Share, multiplied by the total number of shares of Company Common Stock subject to each individual’s Company RSU Awards.

	Shares of Common Stock Underlying Company RSU Awards	Estimated Aggregate Company RSU Award Payment(1)
Executive Officers:
William D. Baird, III(2)	1,002,825	$5,014,125
Victoria Eatwell	401,111	$2,005,555
Jessica Snow	247,230	$1,236,150

	Shares of Common Stock Underlying Company RSU Awards	Estimated Aggregate Company RSU Award Payment(1)
Directors:
Eli Casdin	17,092	$85,460
Sarah Glickman	12,050	$60,250
Nick Leschly	335,964	$1,679,820
Wei Lin, M.D.	17,583	$87,915
Marcela Maus, M.D., Ph.D.	12,050	$60,250
Charles Newton	17,092	$85,460
Denice Torres, J.D.	12,050	$60,250

(1)	To estimate the value of payments for Company RSU Awards, the aggregate number of shares of Company Common Stock subject to the Company RSU Awards was multiplied by the Merger Consideration.
(2)	William D. Baird, III is also a director of 2seventy bio.
Employment Arrangements
2seventy bio is party to pre-existing employment agreements with each of its executive officers which provide for “at will” employment. 2seventy bio may terminate an executive officer’s employment with 2seventy bio at any time, with or without cause. Each of the employment agreements sets forth the executive officer’s title, initial compensation arrangements and eligibility to participate in the employee benefit plans generally available to full-time employees, subject to the terms of those plans. Additionally, the employment agreements provide the executive officers with the following severance benefits:
William D. Baird, III
Pursuant to 2seventy bio’s employment agreement with Mr. Baird (the “Baird Employment Agreement”), Mr. Baird is eligible to receive certain payments and benefits in the event his employment is terminated by 2seventy bio without “cause” (as defined in the Baird Employment Agreement) or in the event Mr. Baird terminates his employment with 2seventy bio for “good reason” (as defined in the Baird Employment Agreement). Upon the timely execution and effectiveness of a separation agreement, including a general release of claims, Mr. Baird is eligible to receive the following payments and benefits:
•
18 months of base salary continuation (which amount is subject to reduction by any “garden leave” amounts he receives in any calendar year pursuant to the “restrictive covenants agreement” (as defined in the Baird Employment Agreement)); and

•
if Mr. Baird elects to continue his group healthcare benefits, to the extent authorized by and consistent with COBRA, 2seventy bio will pay him a monthly cash payment equal to the monthly employer contribution 2seventy bio would have made to provide him health insurance if he had remained employed by 2seventy bio until the earlier of (1) 18 months following the date of termination or (2) the end of his COBRA health continuation period.

In addition, in the event that Mr. Baird terminates his employment with 2seventy bio for good reason or his employment with 2seventy bio is terminated by 2seventy bio without cause, in either case within 18 months following a “sale event” (as defined in the Company Equity Incentive Plan), he is entitled to receive the following payments and benefits (in lieu of the payments and benefits described above) upon the timely execution and effectiveness of a separation agreement, including a general release of claims:
•
a lump sum cash payment equal to one and a half times the sum of (1) his then-current base salary (or base salary in effect immediately prior to the sale event, if higher) and (2) his target annual cash incentive compensation ; provided that these amounts will be reduced by any “garden leave” amounts Mr. Baird receives in any calendar year pursuant to the restrictive covenants agreement;

•
if he elects to continue group healthcare benefits, to the extent authorized by and consistent with COBRA, 2seventy bio will pay Mr. Baird a monthly cash payment equal to the monthly employer contribution 2seventy bio would have made to provide him health insurance if he had remained employed by 2seventy bio until the earlier of (1) 18 months following the date of termination or (2) the end of his COBRA health continuation period; and

•
all stock options and other stock-based awards granted to Mr. Baird after the effective date of the Baird Employment Agreement that are subject to time-based vesting will become fully exercisable or non-forfeitable as of the later of (i) the “date of termination” (as defined in the Baird Employment Agreement) and (ii) the effective date of the “separation agreement and release” (as defined in the Baird Employment Agreement).

Victoria Eatwell
Pursuant to 2seventy bio’s employment agreement with Ms. Eatwell (the “Eatwell Employment Agreement”), Ms. Eatwell is eligible to receive certain payments and benefits in the event her employment is terminated by 2seventy bio without “cause” (as defined in the Eatwell Employment Agreement) or in the event Ms. Eatwell terminates her employment with 2seventy bio for “good reason” (as defined in the Eatwell Employment Agreement). Upon the timely execution and effectiveness of a separation agreement, including a general release of claims, Ms. Eatwell is eligible to receive the following payments and benefits:
•
12 months of base salary continuation (which amount is subject to reduction by any “garden leave” amounts she receives in any calendar year pursuant to the “restrictive covenants agreement” (as defined in the Eatwell Employment Agreement)); and

•
if Ms. Eatwell elects to continue her group healthcare benefits, to the extent authorized by and consistent with COBRA, 2seventy bio will pay her a monthly cash payment equal to the monthly employer contribution 2seventy bio would have made to provide her health insurance if she had remained employed by 2seventy bio until the earlier of (1) 12 months following the date of termination or (2) the end of her COBRA health continuation period.

In addition, in the event that Ms. Eatwell terminates her employment with 2seventy bio for good reason or her employment with 2seventy bio is terminated by 2seventy bio without cause, in either case within 12 months following a “sale event” (as defined in the Company Equity Incentive Plan), she is entitled to receive the following payments and benefits (in lieu of the payments and benefits described above) upon the timely execution and effectiveness of a separation agreement, including a general release of claims:
•
a lump sum cash payment equal to one times the sum of (1) her then-current base salary (or base salary in effect immediately prior to the sale event, if higher) and (2) her target annual cash incentive compensation ; provided that these amounts will be reduced by any “garden leave” amounts Ms. Eatwell receives in any calendar year pursuant to the restrictive covenants agreement;

•
if she elects to continue group healthcare benefits, to the extent authorized by and consistent with COBRA, 2seventy bio will pay Ms. Eatwell a monthly cash payment equal to the monthly employer contribution 2seventy bio would have made to provide her health insurance if she had remained employed by 2seventy bio until the earlier of (1) 12 months following the date of termination or (2) the end of her COBRA health continuation period; and

•
all stock options and other stock-based awards granted to Ms. Eatwell after the date of the Eatwell Employment Agreement that are subject to time-based vesting will become fully exercisable or non-forfeitable as of the later of (i) the “date of termination” (as defined in the Eatwell Employment Agreement) and (ii) the effective date of the “separation agreement and release” (as defined in the Eatwell Employment Agreement).

Jessica Snow
Pursuant to 2seventy bio’s employment agreement with Ms. Snow (the “Snow Employment Agreement”), Ms. Snow is eligible to receive certain payments and benefits in the event her employment is terminated by 2seventy bio without “cause” (as defined in the Snow Employment Agreement) or in the event Ms. Snow terminates her employment with 2seventy bio for “good reason” (as defined in the Snow Employment Agreement). Upon the timely execution and effectiveness of a separation agreement, including a general release of claims, Ms. Snow is eligible to receive the following payments and benefits:
•
12 months of base salary continuation (which amount is subject to reduction by any “garden leave” amounts she receives in any calendar year pursuant to the “restrictive covenants agreement” (as defined in the Snow Employment Agreement)); and

•
if Ms. Snow elects to continue her group healthcare benefits, to the extent authorized by and consistent with COBRA, 2seventy bio will pay her a monthly cash payment equal to the monthly employer contribution 2seventy bio would have made to provide her health insurance if she had remained employed by 2seventy bio until the earlier of (1) 12 months following the date of termination or (2) the end of her COBRA health continuation period.

In addition, in the event that Ms. Snow terminates her employment with 2seventy bio for good reason or her employment with 2seventy bio is terminated by 2seventy bio without cause, in either case within 12 months following a “sale event” (as defined in the Company Equity Incentive Plan), she is entitled to receive the following payments and benefits (in lieu of the payments and benefits described above) upon the timely execution and effectiveness of a separation agreement, including a general release of claims:
•
a lump sum cash payment equal to one times the sum of (1) her then-current base salary (or base salary in effect immediately prior to the sale event, if higher) and (2) her target annual cash incentive compensation ; provided that these amounts will be reduced by any “garden leave” amounts Ms. Snow receives in any calendar year pursuant to the restrictive covenants agreement;

•
if she elects to continue group healthcare benefits, to the extent authorized by and consistent with COBRA, 2seventy bio will pay Ms. Snow a monthly cash payment equal to the monthly employer contribution 2seventy bio would have made to provide her health insurance if she had remained employed by 2seventy bio until the earlier of (1) 12 months following the date of termination or (2) the end of her COBRA health continuation period; and

•
all stock options and other stock-based awards granted to Ms. Snow after the date of the Snow Employment Agreement that are subject to time-based vesting will become fully exercisable or non-forfeitable as of the later of (i) the “date of termination” (as defined in the Snow Employment Agreement) and (ii) the effective date of the “separation agreement and release” (as defined in the Snow Employment Agreement).

The table below sets forth the estimated value of the payments and benefits for which 2seventy bio’s executive officers would be eligible upon a termination by the executive officer for good reason or by 2seventy bio without cause within 12 months following a sale event pursuant to their employment agreements.

Name	Cash Severance ($)	Health Benefits ($)	Total ($)
William C. Baird III	1,518,000	52,525	1,570,525
Victoria Eatwell	677,875	35,774	713,649
Jessica Snow	648,648	29,289	677,937

Continuing Employee Arrangements Following the Merger
Pursuant to the Merger Agreement, for a period of 12 months from the closing date of the Merger, Bristol-Myers Squibb has agreed to provide (or cause the Surviving Corporation to provide) each employee of 2seventy bio and its subsidiaries who is employed as of immediately prior to the Effective Time who continues employment with Bristol-Myers Squibb, the Surviving Corporation or any subsidiary of Bristol-Myers Squibb of the Surviving Corporation following the closing date of the Merger (each, a “Continuing Employee”) with (i) a base salary or base hourly wage rate (as applicable) and target annual cash incentive compensation opportunity that, in the aggregate, are no less favorable to those provided to each such Continuing Employee immediately prior to the Effective Time, (ii) employee benefits (excluding defined benefit pension, nonqualified deferred compensation, retiree or post-termination health or welfare benefits, equity or equity-based compensation, retention or change in control-related compensation or benefits, severance, long-term incentive compensation and employee stock purchase plans) that are substantially comparable in the aggregate to those provided to either, in the discretion of Bristol-Myers Squibb, each such Continuing Employee as of immediately prior to the Effective Time or similarly situated employees of Bristol-Myers Squibb, and (iii) severance and outplacement benefits equal to such benefits described in 2seventy bio’s disclosure schedule provided under the Merger Agreement.
In addition, from and after the Effective Time, Bristol-Myers Squibb has agreed to (or cause the Surviving Corporation to) (i) ensure that each Continuing Employee receives full credit for purposes of eligibility to participate, vesting and, with respect to Bristol-Myers Squibb’s or the Surviving Corporation’s vacation and severance benefit arrangements, level of benefits, for service with 2seventy bio and its subsidiaries (or predecessor employers to the extent 2seventy bio provides such past service credit) under the comparable employee benefit plans, programs and policies of Bristol-Myers Squibb or the Surviving Corporation, as applicable, in which such employees may become participants to the extent that such service was recognized under a similar 2seventy bio benefit plan (excluding eligibility for any defined benefit pension plan or any post-employment welfare benefits or benefit accrual under any defined benefit pension plan and excluding any application of this service crediting requirement to the extent that it would result in a duplication of benefits), (ii) use commercially reasonable efforts to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under welfare benefit plans maintained by Bristol-Myers Squibb or the Surviving Corporation in which Continuing Employees become eligible to participate after the Effective Time to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding 2seventy bio benefit plan in which such Continuing Employee was a participant immediately prior to such Continuing Employee’s commencement of participation in such Bristol-Myers Squibb or Surviving Corporation welfare benefit plan (provided, however, that to the extent such benefit coverage includes eligibility conditions based on periods of employment, the service crediting rule described in item (i) of this sentence will control), and (iii) use commercially reasonable efforts to provide each Continuing Employee and such Continuing Employee’s eligible dependents with credit for any co-payments and deductibles paid in the calendar year in which the closing occurs, and prior to the date that, such Continuing Employee commences participation in any welfare benefit plans maintained by Bristol-Myers Squibb or the Surviving Corporation, in satisfying any applicable co-payment or deductible requirements under such plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable 2seventy bio benefit plan.
Unless otherwise requested by Bristol-Myers Squibb at least five days prior to the closing of the Merger, 2seventy bio will, no later than one business day prior to such closing, cease contributions to, and adopt a written consent or resolution and take other necessary and appropriate action to terminate 2seventy bio’s 401(k) plan, with such termination to be effective no later than the business day immediately prior to the closing of the Merger, which cessation of contributions and termination may be made contingent upon such closing.
Future Arrangements
It is possible that 2seventy bio employees, including the executive officers, will enter into new compensation arrangements with Bristol-Myers Squibb and/or its affiliates (including, following the Merger, with the Surviving Corporation). Such arrangements may include agreements regarding future terms of employment or service, the right to receive equity or equity-based awards of Bristol-Myers Squibb or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Bristol-Myers Squibb and/or its affiliates have been established.
Indemnification of Directors and Officers; Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its organizational documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.
2seventy bio’s Amended and Restated Certificate of Incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, 2seventy bio’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of the director’s duty of loyalty to 2seventy bio or its stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
2seventy bio’s amended and restated by-laws (the “2seventy bio A&R By-laws”) also provide that 2seventy bio will indemnify its directors and officers to the fullest extent authorized by the DGCL.

Pursuant to the terms of the Merger Agreement, 2seventy bio’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Bristol-Myers Squibb and the Surviving Corporation. For six years after the Effective Time, Bristol-Myers Squibb shall, and shall cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance, in respect of any acts, errors, omissions, facts or events occurring on or before the Effective Time, including in respect of the Merger Agreement and the Transactions, covering each such person currently covered by 2seventy bio’s directors’ and officers’ liability insurance on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of the Merger Agreement. Neither Bristol-Myers Squibb nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the amount most recently paid by 2seventy bio prior to the date of the Merger Agreement for such insurance (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Bristol-Myers Squibb shall, and shall cause the Surviving Corporation to, maintain policies of insurance that, in Bristol-Myers Squibb’s and the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by 2seventy bio or otherwise by Bristol-Myers Squibb or Purchaser, prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six years from and after the Effective Time with respect to claims arising from any acts, errors, omissions, facts or events that occurred on or before the Effective Time (including matters that continue after the Effective Time that are interrelated to claims arising on or before the Effective Time), including in respect of the Transactions. However, the amount paid for such prepaid policies may not exceed 300% of the Current Premium. If any such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall (and Bristol-Myers Squibb shall cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.
In addition, Bristol-Myers Squibb also agreed in the Merger Agreement that, for a period of six years after the Effective Time, each of Bristol-Myers Squibb and the Surviving Corporation shall:
•
indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of 2seventy bio or of a subsidiary of 2seventy bio (each an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred, subject to the making of an undertaking to repay such advances by such Indemnified Party if it is ultimately determined that such Indemnified Party was not entitled to indemnification), judgments, damages, losses, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other legal proceeding (whether civil, administrative, investigative or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer of 2seventy bio or any subsidiary of 2seventy bio or otherwise in connection with any action taken or not taken at the request of 2seventy bio or any subsidiary of 2seventy bio or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served at the request of 2seventy bio (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened (including any Indemnified Party Proceeding relating in whole or in part to the Merger Agreement and the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and

•
fulfill and honor in all respects the obligations of 2seventy bio to provide for indemnification, advancement of expenses and exculpation from liabilities for acts, errors, omissions, facts or events occurring at or prior to the Effective Time, including with respect to the Merger Agreement and the Transactions (and whether asserted or claimed prior to, at or after the Effective Time), in each case pursuant to: (x) each indemnification agreement in effect as of the date of the Merger Agreement between 2seventy bio or any subsidiary of 2seventy bio and any Indemnified Party; and (y) the applicable provisions set forth in 2seventy bio’s amended and restated certificate of incorporation or 2seventy bio A&R By-laws as in effect as of the date of the Merger Agreement.

Bristol-Myers Squibb’s and the Surviving Corporation’s obligations under the foregoing clauses will continue in full force and effect for a period of six years from the Effective Time; however, all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.
Section 16 Matters
Prior to the Effective Time, 2seventy bio and the 2seventy bio Board of Directors will take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of Shares (or any Company Option, Company RSU Awards or other derivative security) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to 2seventy bio, to be exempt under Rule 16b-3 under the Exchange Act.
Rule 14d-10 Matters
Pursuant to the Merger Agreement, prior to the Offer Acceptance Time, the Compensation Committee of the 2seventy bio Board of Directors (the “Compensation Committee”) will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of 2seventy bio to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act, and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
(b) Arrangements with Bristol-Myers Squibb, Purchaser and their Affiliates.
Merger Agreement
On March 10, 2025, 2seventy bio, Bristol-Myers Squibb and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among 2seventy bio, Bristol-Myers Squibb and in relation to the Transactions. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide 2seventy bio stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by 2seventy bio to Bristol-Myers Squibb and Purchaser and representations and warranties made by Bristol-Myers Squibb and Purchaser to 2seventy bio. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about 2seventy bio, Bristol-Myers Squibb or Purchaser in 2seventy bio’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by 2seventy bio to Bristol-Myers Squibb and Purchaser in connection with the signing of the Merger Agreement. That disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among 2seventy bio, Bristol-Myers Squibb and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about 2seventy bio, Bristol-Myers Squibb and Purchaser. 2seventy bio stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of 2seventy bio, Bristol-Myers Squibb or Purchaser, or any of their respective subsidiaries or affiliates, and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about 2seventy bio in its public reports filed with the SEC.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Tender and Support Agreements
In connection with entering into the Merger Agreement, Bristol-Myers Squibb and Purchaser entered into Tender and Support Agreements (each, a “Tender and Support Agreement”), dated as of March 10, 2025, with certain stockholders of 2seventy bio including all of the members of the 2seventy bio Board of Directors and certain executive officers of 2seventy bio (each, a “Supporting Stockholder”) who collectively beneficially owned approximately 5.3% of the outstanding Shares as of March 10, 2025.
Pursuant to and subject to the terms and conditions of the Tender and Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares, and not withdraw or cause to be withdrawn, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement (the “Owned Shares”) or that the Supporting Stockholder acquires after such date (the “Additional Owned Shares” and, together with the Owned Shares, the “Covered Shares”). Each Supporting Shareholder’s Covered Shares must be tendered into the Offer promptly, and in any event no later than the latest of (but in any event prior to the Expiration Time): (i) ten business days following the commencement of the Offer; and (ii) in the case of Additional Owned Shares, the earlier of (a) three business days following such acquisition and (b) one business day prior to the Expiration Time.
In addition, each Supporting Stockholder has agreed that, during the time that the Tender and Support Agreement is in effect, at any meeting of stockholders, including any adjournment or postponement thereof, such Supporting Stockholder will vote (including by proxy), or execute consents with respect to (or cause to be voted (including via proxy) or consents to be executed with respect to), all of such Supporting Stockholder’s Shares:
•
in favor of the approval of any proposal considered and voted upon by the stockholders of 2seventy bio at any meeting of the stockholders of 2seventy bio (or by written consent) necessary or desirable to effect the consummation of the Transactions;

•
against any proposal, action or agreement that would reasonably be expected to (A) prevent or nullify any provision of the Tender and Support Agreement, (B) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Supporting Stockholder contained in the Tender and Support Agreement or of 2seventy bio contained in the Merger Agreement, or (C) result in any of the Offer Conditions or conditions to the Merger as set forth in the Merger Agreement not being satisfied or not being fulfilled prior to the termination date of the Tender and Support Agreement;

•
against any Acquisition Proposal (as defined in the Merger Agreement and discussed in more detail in the Offer to Purchase), or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement or the Transactions;

•
against any (A) merger, consolidation, business combination, share exchange, reorganization, recapitalization, dissolution, liquidation, winding up or similar extraordinary transaction involving 2seventy bio and its subsidiaries or (B) sale, lease, license or transfer involving Abecma or a material amount of assets (including, for the avoidance of doubt, any intellectual property or capital stock of any subsidiary) of 2seventy bio and its subsidiaries, taken as a whole, or agreement relating to the foregoing (other than the Merger Agreement and the Transactions);

•
against any change in or to (A) the 2seventy bio Board of Directors that is not recommended or approved by the 2seventy bio Board of Directors, (B) the present capitalization or corporate structure of 2seventy bio or (C) 2seventy bio’s certificate of incorporation not consented to by Bristol-Myers Squibb under the Merger Agreement; and

•
against any other action, agreement or proposal which would reasonably be expected to prevent or materially impede or materially delay the consummation of the Offer, the Merger or any of the other Transactions.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed not to take any action that would violate the non-solicitation provisions of the Merger Agreement if such action were taken by 2seventy bio, each subject to customary exceptions.

Each Tender and Support Agreement will terminate with respect to a Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any modification or amendment to the Merger Agreement or the Offer without the Supporting Stockholder’s prior written consent and which modification or amendment decreases the Offer Price or changes the form of consideration payable to the Supporting Stockholder pursuant to the terms of the Merger Agreement, and (d) the mutual written consent of Bristol-Myers Squibb and such Supporting Stockholder.
The foregoing summary and the summary of the Tender and Support Agreements contained in Section 13 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the forms of Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Bristol-Myers Squibb Agreements
In March 2013, bluebird bio, Inc., a predecessor to 2eventy bio (“bluebird bio”), entered into a broad-ranging Master Collaboration Agreement (the “Bristol-Myers Squibb Collaboration Agreement”) with Celgene Corporation (a company that was later acquired by Bristol-Myers Squibb following in November 2019, and with further references to Celgene Corporation herein being references to Bristol-Myers Squibb) to discover, develop and commercialize potentially disease-altering cell therapies in oncology. bluebird bio concurrently entered into a Platform Technology Sublicense Agreement with Bristol-Myers Squibb pursuant to which bluebird bio obtained a sublicense to certain intellectual property from Bristol Myers-Squibb, originating under Bristol-Myers Squibb’s license from Baylor College of Medicine, for use in the collaboration.
In June 2015, the parties amended and restated the Bristol-Myers Squibb Collaboration Agreement (the “Amended Bristol-Myers Squibb Collaboration Agreement”) to narrow the focus of the collaboration to exclusively work on anti-B-cell maturation antigen (“BCMA”) product candidates for a new three-year term.
On a product candidate-by-product candidate basis, up through a specified period following enrollment of the first patient in an initial Phase 1 clinical trial for such product candidate, Bristol-Myers Squibb had an option to obtain an exclusive worldwide license to develop and commercialize such product. Following Bristol-Myers Squibb’s license of each product candidate, bluebird bio is entitled to elect to co-develop and co-promote each product candidate in the United States.
In February 2016, Bristol-Myers Squibb exercised its option to obtain an exclusive worldwide license to develop and commercialize idecabtagene vicleucel (“ide-cel”), the first product candidate under the Amended Bristol-Myers Squibb Collaboration Agreement, pursuant to an executed license agreement (the “Ide-cel License Agreement”), and paid the associated $10.0 million option fee. Pursuant to the Ide-cel License Agreement, Bristol-Myers Squibb was responsible for development and related funding of ide-cel after the substantial completion of the Phase 1 clinical trial. bluebird bio was responsible for the manufacture of vector and associated payload throughout development and, upon Bristol-Myers Squibb’s request, throughout commercialization. Bristol-Myers Squibb was responsible for the manufacture of drug product throughout development and commercialization. Under the Ide-cel License Agreement, bluebird bio was eligible to receive (i) U.S. milestones of up to $85.0 million for the first indication to be addressed by ide-cel and royalties for U.S. sales of ide-cel and (ii) ex-U.S. milestones of up to $55.0 million and royalties for ex-U.S. sales of ide-cel.
In September 2017, Bristol-Myers Squibb exercised its option to obtain an exclusive worldwide license to develop and commercialize bb21217, an investigational BCMA-targeted CAR T cell therapy, the second product candidate under the Amended Bristol-Myers Squibb Collaboration Agreement, pursuant to an executed license agreement (the “bb21217 License Agreement”) and paid bluebird bio an option fee of $15.0 million. Pursuant to the bb21217 License Agreement, Bristol-Myers Squibb was responsible for development and related funding of bb21217 after the substantial completion of the ongoing Phase 1 clinical trial. In 2019, the parties amended the protocol for the ongoing Phase 1 clinical trial to enroll additional patients for which bluebird bio was reimbursed an agreed-upon amount per patient. Under the bb21217 License Agreement, bluebird bio was eligible to receive U.S. milestones of up to $85.0 million for the first indication to be addressed by bb21217 and royalties for U.S. sales of bb21217. Additionally, bluebird bio was eligible to receive ex-U.S. milestones of up to $55.0 million and royalties for ex-U.S. sales of bb21217.
In March 2018, bluebird bio elected to co-develop and co-promote ide-cel within the United States pursuant to the execution of the Amended and Restated Co-Development, Co-Promote and Profit Share Agreement (the

“Ide-cel CCPS”). Effective upon the Ide-cel CCPS effective date, the parties terminated the Ide-cel License Agreement. Under the Ide-cel CCPS, bluebird bio and Bristol-Myers Squibb shared equally in profits and losses related to developing, commercializing and manufacturing ide-cel in the United States. Bristol-Myers Squibb is responsible for the costs incurred to manufacture vector and associated payload for use outside of the United States, plus a markup. Upon entering into the Ide-cel CCPS, milestone and royalty payments were adjusted, with bluebird bio eligible to receive a $10.0 million development milestone related to the development of ide-cel in the United States and, for the first indication to be addressed by ide-cel, ex-U.S. regulatory and commercial milestones of up to $60.0 million. Under the Ide-cel CCPS, the $10.0 million milestone related to the development of ide-cel in the United States was achieved in the second quarter of 2019 and subsequently paid by Bristol-Myers Squibb.
In May 2020, the First Amendment to the Ide-cel CCPS (as amended, the “Amended Ide-cel CCPS Agreement”) and the Second Amended and Restated License Agreement (the “Amended bb21217 License Agreement,” and together with the Amended Ide-cel CCPS Agreement, the “May 2020 Amendments”) which replaced the bb21217 License Agreement, were executed. Under the Amended Ide-cel CCPS Agreement, the parties continue to share equally in all profits and losses related to developing, commercializing and manufacturing ide-cel within the United States. Under the Amended Ide-cel CCPS Agreement, Bristol-Myers Squibb assumed the contract manufacturing agreements related to ide-cel adherent lentiviral vector. In 2021, 2seventy bio assumed the Amended Ide-cel CCPS Agreement in connection with 2seventy bio’s spin-out from bluebird bio. Over time, Bristol-Myers Squibb also assumed responsibility for manufacturing ide-cel suspension lentiviral vector outside of the United States, while 2seventy bio remained responsible for manufacturing ide-cel suspension lentiviral vector in the United States.
The May 2020 Amendments relieved Bristol-Myers Squibb of its obligations to pay 2seventy bio for future ex-U.S. milestones and royalties on ex-U.S. sales for each of ide-cel and bb21217 in exchange for an up-front, non-refundable, non-creditable payment of $200.0 million, which based on the Company's projections, represented the then aggregate of the probability-weighted, net present value of the future ex-U.S. milestones and royalties on ex-U.S. sales for each of ide-cel and bb21217. In addition, the parties were released from future exclusivity related to BCMA-directed T cell therapies. There are no remaining milestones or royalties under the Amended Ide-cel CCPS Agreement, which remains effective on a country-by-country basis until no further payments are owed by either party, unless earlier terminated (a) by mutual consent of the parties, (b) by 2seventy bio following a material breach by Bristol-Myers Squibb that remains uncured after a specified period, (c) by 2seventy bio at our discretion, following a specified notice period, subject to the parties entering into a license agreement, (d) by Bristol-Myers Squibb following a material breach by 2seventy bio that remains uncured after a specified period, (e) by Bristol-Myers Squibb at its discretion, following a specified notice period, or (f) pursuant to certain other negotiated termination provisions.
In March 2021, the U.S. Food and Drug Administration approved the marketing of ide-cel as Abecma in the U.S. for the treatment of adult patients with relapsed or refractory multiple myeloma after four or more prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody. Under the Amended Ide-cel CCPS Agreement, Bristol-Myers Squibb is primarily responsible for the commercialization of Abecma. As previously described, under the Amended Bristol-Myers Squibb Collaboration Agreement, 2seventy bio had an option to co-develop and co-promote bb21217 within the U.S. However, following completion of the CRB-402 clinical trial, in January 2022 2seventy bio and Bristol-Myers Squibb evaluated the plans with respect to bb21217. Based in part on the strength of Abecma clinical data and commercial sales, 2seventy bio and Bristol-Myers Squibb elected to discontinue development of bb21217 and, as such, 2seventy bio did not exercise its option to co-develop and co-promote bb21217 within the U.S. 2seventy bio is still eligible to receive U.S. milestones and royalties for U.S. sales of bb21217, if further developed by Bristol-Myers Squibb. Additionally, pursuant to the terms of the Amended Bristol-Myers Squibb Collaboration Agreement, because 2seventy bio did not exercise its option to co-develop and co-promote bb21217, 2seventy bio received an additional fee in the amount of $10.0 million from Bristol-Myers Squibb during the second quarter of 2022.
In June 2023, 2seventy bio executed the Second Amendment to the Amended Ide-cel CCPS Agreement (the “Second Amendment”), pursuant to which 2seventy bio assigned the Commercial Supply Agreement with Resilience, Inc. to Bristol-Myers Squibb and Bristol-Myers Squibb assumed responsibilities for global manufacturing ide-cel suspension lentiviral vector.

As previously disclosed in 2seventy bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 25, 2025, as of December 31, 2024, 2seventy bio has recorded a contingent liability under the Amended Ide-cel CCPS Agreement related to a charge to write-down excess vector inventory used in the manufacture of Abecma. As of the date of this Schedule 14D-9, there is uncertainty around the final amount of the write-down charge 2seventy bio will owe to Bristol-Myers Squibb as the parties are not aligned on the portion of the charge attributed to the U.S. under the Amended Ide-cel CCPS Agreement. The 2seventy bio Board of Directors has determined that the range of possible unfavorable outcomes range from a low of $11.8 million to a high of $26.3 million. In accordance with Accounting Standards Codification 450, Contingencies, 2seventy bio has accrued for the minimum amount in the range and has included such amount within the accrued expenses and other current liabilities on its consolidated balance sheets. 2seventy bio expects that the contingent liability would no longer be relevant after the Effective Time as 2seventy bio would become a wholly owned subsidiary of Bristol-Myers Squibb if the Merger is consummated.
This summary of the Ide-cel License Agreement, Amended bb21217 License Agreement and the Second Amendment is only a summary and is qualified in its entirety by reference to the Ide-cel License Agreement, Amended bb21217 License Agreement and the Second Amendment, copies of which are filed as Exhibits (e)(12), (e)(13) and (e)(14), respectively, to this Schedule 14D-9 and incorporated herein by reference.
Item 4.	The Solicitation or Recommendation.
At a meeting of the 2seventy bio Board of Directors held on March 10, 2025, the 2seventy bio Board of Directors unanimously (i) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (ii) determined that the Transactions, including the Offer and the Merger, are fair to and in the best interests of 2seventy bio and its stockholders, (iii) determined that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of 2seventy bio accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for other reasons described in more detail below, the 2seventy bio Board of Directors unanimously recommends that 2seventy bio stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Background of the Transactions
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the 2seventy bio Board of Directors or the representatives of 2seventy bio, Bristol-Myers Squibb and other parties.
2seventy bio is a cell therapy company focused, together with its partner, Bristol-Myers Squibb (as described in more detail in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Bristol-Myers Squibb Agreements” in this Schedule 14D-9), on the commercialization and delivery of Abecma (idecabtagene vicleucel, or ide-cel), the first chimeric antigen receptor, or CAR, T cell therapy approved by the U.S. Food and Drug Administration, to treat multiple myeloma patients in the United States. Abecma was approved by the FDA in March 2021 for the treatment of adults with multiple myeloma who have received at least four prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor and an anti-CD38 (cyclic ADP ribose hydrolase) monoclonal antibody. Prior to January 2024 and the divestitures of assets conducted in 2024 as described further below, 2seventy bio was also a cell and gene therapy company advancing multiple clinical programs, including SC-DARIC33 for the treatment of pediatric patients with relapsed and refractory acute myeloid leukemia and bbT369 for the treatment of patients with B-cell non-Hodgkins lymphoma, as well as multiple other preclinical programs, including bbT4015, an engineered CAR T cell therapy targeting MUC16.
2seventy bio’s management and the 2seventy bio Board of Directors regularly review 2seventy bio’s performance and prospects in light of its business and developments in the biotechnology industry and potential strategic opportunities to enhance stockholder value. As part of this process, from time to time, as authorized by the 2seventy bio Board of Directors, 2seventy bio management has engaged in business development and/or strategic partnering discussions with participants in the life sciences industry, including Bristol-Myers Squibb, and has reported regularly to the 2seventy bio Board of Directors on potential partnering and collaboration opportunities. For example, as collaboration partners sharing equally in the U.S. rights to Abecma, 2seventy bio and Bristol-Myers Squibb have, from time to time, had discussions regarding Bristol-Myers Squibb potentially acquiring 2seventy bio’s interests in the U.S. rights to Abecma, which discussions were considered regularly by the 2seventy bio Board of Directors. In connection with such practice and consistent with the 2seventy bio Board of Directors’ direction, in February 2023, following discussion with 2seventy bio’s senior management, representatives from Goldman Sachs & Co. LLC, 2seventy bio’s financial advisor (“Goldman Sachs”), contacted Bristol-Myers Squibb to discuss a potential strategic transaction between Bristol-Myers Squibb and 2seventy bio, including a potential acquisition of 2seventy bio.
On March 27, 2023, Bristol-Myers Squibb contacted representatives of 2seventy bio to respond to Goldman Sachs’s initial outreach, and indicated that Bristol-Myers Squibb would be potentially interested in acquiring 2seventy bio’s assets and liabilities related to Abecma. After such initial indication of interest and for the several weeks that followed, representatives of 2seventy bio and of Bristol-Myers Squibb explored the structure of such potential transaction, including certain tax-related aspects and tax treatment thereof.
As a result of such discussions, on June 30, 2023, Bristol-Myers Squibb submitted a written non-binding indication of interest to acquire from 2seventy bio certain assets and liabilities related to Abecma, and on July 12, 2023, Bristol-Myers Squibb submitted a revised written non-binding indication of interest to acquire from 2seventy bio certain assets and liabilities related to Abecma. During this time period, and while the parties continued to engage in discussions and negotiations, the 2seventy bio Board of Directors held meetings at which representatives of Goldman Sachs and Goodwin Procter LLP, 2seventy bio’s outside legal counsel (“Goodwin”) were present, and during which 2seventy bio’s directors discussed and considered such written indications of interest, including the proposed valuation for the Company, the proposed structure of the potential transaction, and other strategic alternatives available to the Company. Prior to reaching any agreement, on July 24, 2023, Bristol-Myers Squibb communicated to representatives of 2seventy bio that its previous indications of interest were rescinded due to the near-term volatility in the Abecma business at that time. Thereafter, the parties ceased any further discussions regarding such potential transaction.
On January 19, 2024, after completing an assessment of its business and strategic options, the 2seventy bio Board of Directors determined to focus on the growth and success of Abecma. In connection with this decision, the 2seventy bio Board of Directors determined to divest the Company’s research and development programs, and agreed to sell to Regeneron Pharmaceuticals, Inc. (“Regeneron”) 2seventy bio’s oncology and autoimmune research and development programs, clinical manufacturing capabilities, and related platform technologies, with the majority of the Company’s research and development team transitioning to Regeneron. Also, in furtherance of 2seventy bio’s focus on the growth and success of Abecma, on June 21, 2024, 2seventy bio sold to Novo Nordisk A/S 2seventy bio’s program for the research, development, manufacture, regulatory approval for, and commercialization of, gene therapy products exploiting the megaTAL Platform that is directed to the treatment, diagnosis and prevention of hemophilia.
On September 17, 2024, the 2seventy bio Board of Directors held a meeting at which members of 2seventy bio management and representatives from Goldman Sachs and Goodwin were in attendance for portions of the meeting. During this meeting, members of 2seventy bio management provided an update regarding the recent commercial performance of Abecma and provided an updated overview of risk-adjusted revenue for Abecma, and the Company’s various strategic options. Also during this meeting, representatives of Goldman Sachs provided an overview of current macro-economic conditions and financial trends. Following discussion, the 2seventy bio Board of Directors determined that 2seventy bio’s management should commence a process to evaluate business development, strategic or other transactions regarding Abecma, related assets and intellectual property (including potential partnerships, royalty transactions and asset sales) and authorized 2seventy bio’s management to identify and engage in discussions with various third parties.
On September 20, 2024, the 2seventy bio Board of Directors held a meeting at which members of 2seventy bio management and representatives from Goodwin were in attendance. During this meeting, Mr. Baird and other members of 2seventy bio management provided an update regarding Bristol-Myers Squibbs’ desire to discontinue enrollment in the Phase 3 KarMMa-9 study evaluating Abecma with lenalidomide maintenance versus lenalidomide maintenance alone in patients with newly diagnosed multiple myeloma who have suboptimal response to autologous stem cell transplant due to the slow enrollment of the study. Members of 2seventy bio management also provided a summary of the Company’s rigorous review of the business case for the KarMMa-9 study. Following discussion, although the discontinuation of enrollment would remove a significant potential driver of future revenue growth and reduce future peak sales, the 2seventy bio Board of Directors determined to discontinue enrollment due to considerations regarding the greatly improved newly diagnosed multiple myeloma treatment landscape and that the Company would potentially conserve an estimated $80 million of expenditures over the next several years.
On September 25, 2024, 2seventy bio issued a press release announcing the discontinuation of enrollment in the Phase 3 KarMMa-9 study evaluating Abecma with lenalidomide maintenance versus lenalidomide maintenance alone in patients with newly diagnosed multiple myeloma who have suboptimal response to autologous stem cell transplant. This trial had previously been conducted by Bristol-Myers Squibb pursuant to the Bristol-Myers Squibb Collaboration Agreement, and the determination to discontinue enrollment was made pursuant to the joint governance procedures under the Bristol-Myers Squibb Collaboration Agreement.
As directed by the 2seventy bio Board of Directors, from October 2024 through December 2024, 2seventy bio contacted (i) two publicly-traded biotechnology companies, including a cell therapy company (“Party A”) and a gene therapy company (“Party B”), and one privately held biotechnology company, with respect to a potential strategic transaction in which 2seventy bio would acquire the potential counterparty, and (ii) two other publicly-traded biotechnology companies, with respect to a potential strategic transaction in which the potential counterparty would instead acquire 2seventy bio. During this period, the Company entered into confidentiality agreements with each of these parties, none of which initially contained standstill provisions (except that, as discussed in more detail below, the confidentiality agreement with Party A was later amended to include standstill provisions). With the exception of discussions with Party A and Party B, discussions regarding strategic transactions with the three other contacted parties did not progress beyond the preliminary phase.
On November 21, 2024, the 2seventy bio Board of Directors held a meeting at which members of 2seventy bio management and representatives from Goodwin were in attendance. During this meeting, Mr. Baird provided an update regarding Abecma’s most recent commercial performance as well as an overview of potential strategic alternatives for the Company. Representatives of Goodwin provided the 2seventy bio Board of Directors with an overview of legal considerations in connection with a potential strategic transaction, including the 2seventy bio Board of Directors’ fiduciary duties, the potential formation of a committee of the 2seventy bio Board of Directors in order to facilitate the process in connection with any such transaction, and the scope of authority that the 2seventy bio Board of Directors should consider granting to any such committee. Following this discussion, the 2seventy bio Board of Directors resolved to establish, as a matter of convenience and efficiency (and not because of any actual or perceived conflicts of interests), a transaction committee of the 2seventy bio Board of Directors (the “First Transaction Committee”), consisting of disinterested directors, Eli Casdin and Charles Newton. The 2seventy bio Board of Directors authorized the First Transaction Committee to (a) solicit, consider and evaluate all proposals received by the Company in connection with a strategic transaction (each, a “Transaction Proposal”), (b) participate in and direct the negotiation of the material terms and conditions of any such Transaction Proposal, (c) recommend to the 2seventy bio Board of Directors the advisability of entering into a definitive agreement (and any ancillary agreements relating thereto) with respect to a Transaction Proposal and (d) engage such professional advisors as the First Transaction Committee would determine to be necessary, desirable or appropriate to assist the First Transaction Committee in performing its duties, and to approve all terms and conditions of any such engagement, including the fees and expenses of such advisors, to be borne and paid by the Company.
As directed by the 2seventy bio Board of Directors, during late 2024 and early 2025, 2seventy bio contacted ten parties, consisting of biotechnology companies and investment firms, with respect to a potential royalty relationship in the United States for Abecma, which outreach was in addition to the outreach conducted between October 2024 and December 2024 (as described above) regarding a potential acquisition transaction. Among the ten parties contacted, seven expressed interest in entering into a confidentiality agreement with 2seventy bio to facilitate further discussion. The confidentiality agreements with these parties were signed between December 2024 and January 2025 and did not include standstill provisions. Partnering discussions with these parties did not progress beyond the preliminary phase.
On December 3, 2024, the 2seventy bio Board of Directors held a meeting at which members of 2seventy bio management and representatives from Goodwin were in attendance. During this meeting, members of 2seventy bio management provided an update of the recent commercial performance of Abecma. Members of 2seventy bio management also provided an update regarding recent discussions and meetings held with potential counterparties with respect to a potential strategic transaction or royalty relationship.

On December 4, 2024, members of 2seventy bio management had a meeting with members of Party B’s management during which the parties discussed publicly available information regarding 2seventy bio’s and Party B’s respective businesses and the parties’ interest in evaluating a strategic transaction.
On December 10, 2024, Mr. Baird had a lunch meeting with the chief executive officer of Party A, during which the participants discussed publicly available information regarding 2seventy bio’s and Party A’s respective businesses and the parties’ interest in evaluating a strategic transaction. Neither party made any proposals during this lunch or otherwise discussed the specific terms of a potential transaction or either party’s potential future role with, or compensation payable by, the combined entity following a potential transaction.
On December 13, 2024, and December 18, 2024, the First Transaction Committee held meetings, at which representatives of Goldman Sachs and Goodwin were present in each case. During such meetings, members of 2seventy bio management provided updates regarding the status of discussions with Party B, as well as the status of outreach to other parties.
On December 20, 2024, the 2seventy bio Board of Directors held a meeting at which members of 2seventy bio management and representatives from Goodwin were in attendance. During this meeting, members of 2seventy bio management also provided an update regarding recent discussions and meetings held with potential counterparties, including Party A and Party B, with respect to a potential strategic transaction or royalty relationship. Following discussion, the 2seventy bio Board of Directors directed 2seventy bio management to send Party B a non-binding letter of intent outlining 2seventy bio’s interest in purchasing certain assets of Party B.
Later that day, as directed by the 2seventy bio Board of Directors, 2seventy bio management sent Party B a non-binding letter of intent proposing, subject to the completion of diligence, an acquisition of certain of Party B’s assets pursuant to Section 363 of the Bankruptcy Code for approximately $75 million (the “December 20th Letter of Intent”).
On December 24, 2024, members of 2seventy bio management had a meeting with members of Party B’s management during which the parties discussed December 20th Letter of Intent. At this meeting, members of Party B’s management indicated that the December 20th Letter of Intent was not likely to represent a compelling value for Party B.
On January 2, 2025, members of 2seventy bio management had a meeting with members of Party B’s management during which the members of Party B’s management conveyed to members of 2seventy bio’s management that the December 20th Letter of Intent was not competitive and that Party B had other more compelling opportunities that Party B would be pursuing.
On January 7, 2025 and January 21, 2025, the management teams of 2seventy bio and Party A had in-person meetings, followed by dinner, during which the participants discussed their respective businesses and potential synergies between such businesses. On January 13, 2025, Mr. Baird provided the 2seventy bio Board of Directors with an update regarding such initial discussions.
On January 22, 2025, Mr. Baird called Lynelle Hoch, President, Cell Therapy Organization at Bristol-Myers Squibb, to discuss a potential transaction to modify the terms of the Abecma collaboration, which included a discussion of a potential acquisition of 2seventy bio by Bristol-Myers Squibb.
On January 24, 2025, representatives of Party A sent representatives of 2seventy bio a non-binding term sheet (the “January 24th Term Sheet”), which provided for a “merger of equals” transaction, in which a subsidiary of 2seventy bio would acquire Party A in an all-stock transaction which provided for a 52% and 48% ownership split for the Party A equityholders and 2seventy bio equityholders, respectively, in the post-closing company, based on certain assumptions regarding the exchange ratio, with the outstanding equity awards of Party A assumed by 2seventy bio. The January 24th Term Sheet further provided that the chief executive officer of the combined company would be mutually determined by the parties, the board of directors of the combined company would be comprised of four designees from Party A, four designees from 2seventy bio, and the chief executive officer of the combined company, and the combined company would be renamed post-closing.

On January 24, 2025, Nick Leschly, Chairman of the 2seventy bio Board of Directors, had phone calls with each of the chief executive officer of Party A and the chairman of the board of directors of Party A, during which the parties discussed their respective businesses and potential synergies between such businesses.
On January 28, 2025, the 2seventy bio Board of Directors held a meeting at which members of 2seventy bio management, and representatives of Goldman Sachs and Goodwin were present. During this meeting, members of 2seventy bio’s management provided an update regarding discussions with Party A and Party B. Also at the meeting, the 2seventy bio Board of Directors determined, as a matter of convenience and efficiency (and not because of any actual or perceived conflicts of interests) given the expectation of continued discussions with potential counterparties and alternatives thereto, to form a transaction committee to monitor and direct the process and procedures related to the review and evaluation of a potential transaction with any of the parties that had expressed interest in evaluating a potential strategic transaction with 2seventy bio and any other proposals that 2seventy bio may receive with respect to a strategic transaction, as well as other potential strategic alternatives that may be available to enhance stockholder value (including continuing to operate as an independent company), and to make a recommendation to the 2seventy bio Board of Directors regarding the advisability of any such transaction or other alternative. Following discussion, the 2seventy bio Board of Directors adopted resolutions reconstituting a transaction committee to expand the committee’s authority and include a third member (the “Transaction Committee”), consisting of disinterested directors, Mr. Leschly and, again, Mr. Casdin and Mr. Newton. The 2seventy bio Board of Directors authorized the Transaction Committee to: (a) consider and evaluate all proposals that might be received by 2seventy bio in connection with a possible sale or other business transaction or series of transactions involving all or substantially all of 2seventy bio’s equity or assets on a consolidated basis, through any form of transaction, including any merger, stock purchase, asset purchase, recapitalization, reorganization, going-private transaction, consolidation, amalgamation, spinout of assets, licensing, collaboration of all or certain assets, dividends or distribution of assets or rights to assets or future payments, debt or equity financing, or other transaction, (b) participate in and direct the negotiation of the material terms and conditions of any such transaction, (c) consider any alternatives to any such transaction, including 2seventy bio continuing to operate as an independent company and (d) recommend to the 2seventy bio Board of Directors the advisability of entering into a definitive agreement (and any ancillary agreements relating thereto) with respect to any such transaction, or the advisability of pursuing any other alternative. Throughout the Transaction Committee’s evaluation of a potential strategic transaction, the Transaction Committee conducted formal meetings and provided feedback to transaction documents, and its members also engaged in regular informal discussions with 2seventy bio’s management and legal and financial advisors and with each other.
On January 29, 2025 and January 30, 2025, Mr. Baird and the chief executive officer of Party A had phone conversations during which the parties discussed the positive feedback from the parties’ respective boards of directors regarding moving forward with discussions regarding a potential strategic transaction between the parties and potential timelines for the negotiation, signing, and announcement of a potential strategic transaction.
On January 31, 2025, the 2seventy bio Board of Directors held a meeting at which members of management and representatives of Goldman Sachs and Goodwin were present. During this meeting, 2seventy bio management provided the 2seventy bio Board of Directors with an update regarding discussions between the Company and Party A. Also during this meeting, the 2seventy bio Board of Directors directed 2seventy bio management to continue preparing long-range financial projections for 2seventy bio as a standalone entity (without completing a strategic transaction with Party A) for the fiscal year 2025 through fiscal year 2036 and related underlying assumptions.
Also on January 31, 2025, Mr. Baird and the chief executive officer of Party A had a call during which both confirmed that their respective boards of directors were supportive of moving forward with discussions and negotiations regarding a potential transaction.
On February 5, 2025, 2seventy bio and Party A entered into an amendment to the confidentiality agreement that they had previously executed on December 13, 2024, which amendment added a standstill provision that prohibited either party, for a 12-month period from the date of the amendment, from offering to acquire or acquiring the other party, and from taking certain other actions, including soliciting proxies, without the prior written consent of the other party. The confidentiality agreement, as so amended, provided for the termination of the standstill provision on customary terms, including upon the Company’s entry into a definitive agreement with a third party providing for a sale of the Company, and also allowed either party to make confidential acquisition proposals to the other party’s board of directors at any time. Subsequent to the entry into of such amendment,

2seventy bio and Party A provided each other and their respective representatives access to virtual data rooms in order for each party to perform its confirmatory due diligence investigation in connection with a potential transaction. The confidentiality agreement with Party A was subsequently amended February 15, 2025, which amendment did not amend the standstill provision.
On February 6, 2025, Mr. Baird and the chief executive officer of Party A had a call during which the parties discussed certain priority outstanding diligence items, including questions Party A’s management had regarding the Bristol-Myers Squibb Collaboration Agreement, Party A’s planned research and development spend, and the cash burn of the combined company following a potential transaction between 2seventy bio and Party A.
On February 8, 2025, the 2seventy bio Board of Directors held a meeting during which members of 2seventy bio management and representatives of Goldman Sachs and Goodwin were present. At this meeting, members of 2seventy bio management provided an update regarding the status of discussions with Party A, current timelines and potential next steps. Also at this meeting, the 2seventy bio Board of Directors and 2seventy bio management discussed the financial projections for 2025 through 2036 prepared by 2seventy bio senior management, including the related methodology, the underlying assumptions and related risks, and the preparation of financial projections based on such long-range plan for both a base case (the “Case 1 Forecasts”) and a case accounting for upside sensitivity (the “Case 2 Forecasts” and, together with the Case 1 Forecasts, the “Forecasts”), as described in the subsection entitled “—Certain Financial Projections”. Following discussion, the 2seventy bio Board of Directors approved the Forecasts and authorized 2seventy management and Goldman Sachs to provide the Forecasts to Party A, copies of which had been provided to the 2seventy bio Board of Directors prior to the meeting.
Between February 10, 2025 and March 5, 2025, representatives of 2seventy bio and Party A conducted due diligence calls regarding each of 2seventy bio and Party A.
Throughout February 2025, representatives of 2seventy bio and Party A continued to discuss a potential strategic transaction. Primarily through discussions between Mr. Baird and Party A's chief executive officer, and also based on feedback received from members of the boards of directors of the respective parties, 2seventy bio and Party A considered the proposed composition of the board of directors of the post-closing entity. Through these discussions, it was proposed, subject to approval by the boards of directors of the respective parties, that (i) Party A's chief executive officer would be the chief executive officer and one of Party A's five designees to the board of directors of the post-closing entity, and (ii) 2seventy bio's chief executive officer would be the chairman of the board of directors and one of 2seventy bio's four designees to the board of directors of the post-closing entity.
On February 14, 2025, the Transaction Committee held a meeting at which members of 2seventy bio management and representatives of Goldman Sachs and Goodwin were present. During this meeting, members of 2seventy bio management provided an update regarding the material outstanding diligence items in negotiations and discussions with Party A, including (i) Party A’s outstanding questions regarding the Bristol-Myers Squibb Collaboration Agreement, which questions 2seventy bio management believed could not be answered completely by 2seventy bio due to existing confidentiality obligations to Bristol-Myers Squibb, (ii) Party A’s planned research and development spend, (iii) Party A’s outstanding obligations pursuant to a loan agreement, which would be subject to acceleration in the event of the consummation of the proposed transaction between 2seventy bio and Party A, and (iv) the cash burn of the combined company following a potential transaction between 2seventy bio and Party A. Also at this meeting, the participants discussed potentially contacting Bristol-Myers Squibb regarding whether Bristol-Myers Squibb would be interested in considering a potential strategic transaction with the Company given their existing Abecma partnership.
On February 14, 2025, representatives of Party A’s outside legal counsel sent Goodwin an initial draft of a transaction agreement in respect of the potential transaction between Party A and 2seventy bio. From February 14, 2025 through March 7, 2025, representatives of 2seventy bio and representatives of Party A discussed and negotiated the transaction agreement and related disclosure schedules for each party, and conducted confirmatory due diligence on each other. The items negotiated with respect to the transaction agreement and related documents included, among other things: the representations and warranties to be made by the parties; the restrictions on the conduct of the parties’ businesses until completion of the transaction; the definitions of a material adverse effect; the conditions to completion of the transaction, including whether Party A would need to hold a minimum amount of cash at closing and whether Party A would need to amend its loan agreement prior to closing; the composition of the board of directors of the combined company; the provisions regarding Party A’s employee benefit plans, severance and other compensation matters; covenants regarding Party A’s cash burn rate; the remedies available to each party under the transaction agreement, including the triggers of the termination fee payable to each of the parties; and which equityholders of each of the parties would be required to execute support agreements concurrently with the execution of the transaction agreement and the terms thereof.
On February 19, 2025, the 2seventy bio Board of Directors held a meeting at which members of 2seventy bio management and representatives of Goldman Sachs and Goodwin were present. During this meeting, members of 2seventy bio management confirmed that all planned diligence calls between Party A and 2seventy bio, and their respective representatives, had been completed and provided the 2seventy bio Board of Directors with a summary of certain items identified as a result of diligence. Members of 2seventy bio management also provided an update regarding the material outstanding diligence items in negotiations and discussions with Party A, which largely remained unchanged since the February 14, 2025 Transaction Committee meeting, including the four items enumerated above that had been discussed during such Transaction Committee meeting. Also at this meeting, members of 2seventy bio management provided a presentation of the potential synergies that could potentially be achieved by the combined company as a result of the proposed transaction between 2seventy bio and Party A. Based on those potential synergies, members of 2seventy bio management confirmed that it was their view that a potential transaction with Party A remained the best opportunity for the Company at that time. However, such synergies relied upon a significant decrease in Party A’s cash burn rate related to Party A’s research and development costs, to which Party A had not yet agreed to commit. The 2seventy bio Board of Directors provided feedback and direction to 2seventy bio senior management and 2seventy bio’s advisors on these matters. Also at the meeting, during executive session, the 2seventy bio Board of Directors directed Mr. Baird to communicate the 2seventy bio Board of Directors’ feedback to the chief executive officer of Party A, including that the 2seventy bio Board of Directors felt strongly regarding Party A committing to winding down certain research and development activities prior to the closing of the potential transaction between 2seventy bio and Party A in order to preserve Party A’s cash and allow for increased potential for synergies for the combined company.
On February 25, 2025, the Transaction Committee held a meeting at which members of 2seventy bio management and representatives of Goldman Sachs and Goodwin were present. At this meeting, members of 2seventy bio management and representatives of Goldman Sachs provided an update regarding the status of discussions with Party A. Members of 2seventy bio management also provided an update regarding the material outstanding diligence items in negotiations and discussions with Party A, which largely remained unchanged since the February 19 meeting of the 2seventy bio Board of Directors. Members of 2seventy bio management also provided an update regarding the planned agenda for an in-person meeting between the management teams of 2seventy bio and Party A planned to happen the following day. Also at this meeting, the participants discussed the potential timing for contacting Bristol-Myers Squibb regarding whether Bristol-Myers Squibb would be interested in considering a potential strategic transaction with the Company. Following discussion, the Transaction Committee determined that Bristol-Myers Squibb should be contacted within a few days in order to provide Bristol-Myers Squibb with sufficient time to consider a transaction prior to the finalization of terms of a potential transaction with Party A.
On February 26, 2025, Mr. Leschly had a meeting with the chief executive officer of Party A during which the parties discussed the 2seventy bio Board of Directors’ feedback regarding Party A committing to winding down certain research and development activities prior to the closing of the potential transaction between 2seventy bio and Party A in order to preserve Party A’s cash and allow for increased potential for synergies for the combined company.
Also on February 26, 2025, members of the management teams of 2seventy bio and Party A had an in-person meeting, followed by dinner, during which the parties discussed the outstanding business issues, including Party A’s cash burn rate between signing and closing, Party A’s plans regarding Party A’s pipeline and research and development expenditures, and the Bristol-Myers Squibb Collaboration Agreement.
On February 27, 2025, the 2seventy bio Board of Directors held a meeting at which members of 2seventy bio management and representatives of Goldman Sachs and Goodwin were present. At this meeting, representatives of Goodwin reviewed with the directors their fiduciary duties under Delaware law, and the process by which conflicted board members, if any, would be recused from certain discussions and decisions to approve a final strategic transaction counterparty in the event that a conflict was determined to exist.

Representatives of Goldman Sachs also reviewed customary disclosures regarding certain relationships between Goldman Sachs and Party A during the preceding two-year period, to be confirmed in written disclosures, which were later provided by Goldman Sachs on March 6, 2025. Following review of this information, the 2seventy bio Board of Directors determined that there was no conflict of interest that would impact Goldman Sachs’ ability to act independently and effectively as financial advisor to 2seventy bio in relation to a transaction with Party A.
Also at this meeting, 2seventy bio senior management provided an update regarding negotiations with Party A, including the governance proposals for the combined entity as previously discussed by Mr. Baird and Party A's chief executive officer, and reviewed certain potential synergies that may be achieved as a result of the proposed transaction between 2seventy bio and Party A. Representatives of Goldman Sachs then reviewed its preliminary financial analyses related to the proposed transaction between 2seventy bio and Party A. The 2seventy bio Board of Directors also had a discussion regarding whether any other biotechnology companies might have interest in a potential strategic transaction with 2seventy bio, including weighing the potential benefits of outreach to other potential counterparties against the potential risks, including the risk of leaks inherent in such a process and the potential impact on 2seventy bio’s business of such leaks. As part of this discussion, the 2seventy bio Board of Directors considered the prior interactions between 2seventy bio management, its advisors and other industry participants, including the results of the recent and historical potential partnering processes and the outreach conducted in late 2024 and early 2025 to potential counterparties. Following discussion, the 2seventy bio Board of Directors determined that Bristol-Myers Squibb was the only potential counterparty likely to be interested in an acquisition transaction with 2seventy bio. Following this discussion, the 2seventy bio Board of Directors directed Mr. Baird and the representatives of Goldman Sachs to contact Bristol-Myers Squibb to gauge whether Bristol-Myers Squibb would be interested in considering a potential strategic transaction with 2seventy bio. Representatives of Goodwin then discussed potential conflicts of interest as between any members of the 2seventy bio Board of Directors and Party A. As part of this discussion, the 2seventy bio Board of Directors, together with the representatives of Goodwin, also discussed the importance of identifying any potential conflicts or the appearance of potential conflicts of interest with respect to the directors of 2seventy bio.
On February 28, 2025, as directed by the 2seventy bio Board of Directors, Mr. Baird called Ms. Hoch and informed her that 2seventy bio was in advanced discussions with another party and inquired regarding whether Bristol-Myers Squibb would be interested in pursuing a strategic transaction with 2seventy bio. Ms. Hoch told Mr. Baird that she would discuss internally within Bristol-Myers Squibb and revert.
Also on February 28, 2025, as directed by the 2seventy bio Board of Directors, representatives of Goldman Sachs called Julie Rozenblyum, Senior Vice President, Business Development at Bristol-Myers Squibb, and informed Ms. Rozenblyum that 2seventy bio was in advanced discussions with another party and inquired regarding whether Bristol-Myers Squibb would be interested in pursuing a strategic transaction with 2seventy bio. Ms. Rozenblyum told the representatives of Goldman Sachs that she would discuss internally within Bristol-Myers Squibb and revert.
On March 1, 2025, as authorized by the 2seventy bio Board of Directors, representatives of Goldman Sachs called representatives of Gordon Dyal & Co. Advisory Group LP, financial advisor to Bristol-Myers Squibb (“DyalCo”). During this call, representatives of Goldman Sachs reiterated to DyalCo the message about a potential transaction delivered to each of Ms. Rozenblyum and Ms. Hoch.
On March 3, 2025, Mr. Baird and the chief executive officer of Party A had a call, during which the participants discussed the outstanding business items remaining in the transaction agreement.
Also on March 3, 2025, the Transaction Committee held a meeting at which members of 2seventy bio management and representatives of Goldman Sachs and Goodwin were present. At this meeting, members of 2seventy bio management provided an update regarding discussions with Party A and Bristol-Myers Squibb.
On March 5, 2025, representatives of DyalCo had a call with representatives of Goldman Sachs during which representatives of DyalCo conveyed, on behalf of Bristol-Myers Squibb, a verbal offer to acquire 2seventy bio for $4.75 per Share (the “March 5th Proposal”) and a request for the parties to agree to an exclusivity period that would provide for exclusive negotiations between the parties. The March 5th Proposal was not subject to a financing condition.

Also on March 5, 2025, the 2seventy bio Board of Directors held a meeting at which members of 2seventy bio management and representatives of Goldman Sachs and Goodwin were present. The representatives of Goldman Sachs reviewed with the directors customary disclosures regarding certain relationships between Goldman Sachs and Bristol-Myers Squibb during the preceding two-year period, to be confirmed in written disclosures, which were later provided by Goldman Sachs on March 6, 2025. Following discussion, the 2seventy bio Board of Directors determined that the disclosed information would not impact Goldman Sachs’ ability to act independently as financial advisor to 2seventy bio in relation to a potential transaction with Bristol-Myers Squibb. Representatives of Goodwin then discussed potential conflicts of interest as between any members of the 2seventy bio Board of Directors and Bristol-Myers Squibb. Each director confirmed that no such conflicts existed with respect to such director. Also during this meeting, representatives of Goldman Sachs provided an update regarding discussions with Bristol-Myers Squibb, including the March 5th Proposal. Representatives of Goldman Sachs also provided an update on the potential confirmatory diligence required by Bristol-Myers Squibb. DyalCo noted such confirmatory diligence, in addition to customary items such as intellectual property, human resources, tax, finance and accounting, and legal due diligence, would include more information regarding 2seventy bio’s lease at 60 Binney Street, Cambridge, Massachusetts for 253,108 square feet (the “Prime Lease”). Representatives of Goldman Sachs then reviewed its preliminary financial analyses related to each of the proposed transaction between 2seventy bio and Party A and the proposed transaction between 2seventy bio and Bristol-Myers Squibb pursuant to the March 5th Proposal.
Also at this meeting, the participants discussed potential responses to the March 5th Proposal and related process considerations, including a potential counteroffer, and whether such counteroffer should include a request for the issuance of contingent value rights in addition to a cash amount per Share. Following discussion, the 2seventy bio Board of Directors determined that requesting the issuance of contingent value rights would not be likely to provide sufficient value to stockholders to outweigh the delay in execution of the transaction that would be required to negotiate the terms thereof with Bristol-Myers Squibb. The 2seventy bio Board of Directors also determined that pursuing a transaction with Party A and Bristol-Myers Squibb concurrently would not be beneficial to 2seventy bio or the holders of the Shares given (i) the 2seventy bio Board of Directors’ determination that the value offered by Bristol-Myers Squibb was superior to the value offered by Party A due to the all-cash structure of the proposed transaction with Bristol-Myers Squibb as compared to the all-stock structure of the proposed transaction with Party A, (ii) the execution risk associated with a potential transaction with Party A, (iii) the possibility that Bristol-Myers Squibb might increase its offer per Share if the parties entered into an exclusivity period, and (iv) the risk of Bristol-Myers Squibb terminating discussions if the 2seventy bio Board of Directors did not make a decision to proceed with a transaction at that time. After discussion, the 2seventy bio Board of Directors determined that it was in the best interests of 2seventy bio and the holders of Shares to proceed with a transaction with Bristol-Myers Squibb at a price of $5.00 per Share or more rather than a potential transaction with Party A on the proposed terms for a number of reasons, including: (a) that 2seventy bio’s stockholders would own less than half of the combined entity following the transaction with Party A; (b) that more than half of the combined entity’s board of directors would be designees of Party A, further limiting 2seventy bio’s ability to influence the combined entity’s direction; (c) Party A’s outstanding obligations pursuant to a loan agreement, which would be subject to acceleration in the event of the consummation of the proposed transaction between 2seventy bio and Party A; (d) the cash burn of the combined company following a potential transaction between 2seventy bio and Party A; (e) that the completion of the transaction with Party A was subject to the approval of the stockholders of both parties; (f) that the March 5th Proposal also included the assumption of the Prime Lease; and (g) Bristol-Myers Squibb’s familiarity with Abecma and ability to monetize and make available the product. The 2seventy bio Board of Directors directed 2seventy bio’s management and its advisors to make a counteroffer to Bristol-Myers Squibb of $5.50 per Share along with proposing that the parties enter into an exclusivity period ending on March 10, 2025 to determine whether Bristol-Myers Squibb would be willing to increase its price. The 2seventy bio Board of Directors further authorized 2seventy bio senior management and its advisors to proceed with negotiations towards a transaction if Bristol-Myers Squibb increased its offered price to at least $5.00 per Share.
Later on March 5, 2025, representatives of Goldman Sachs, as directed by the 2seventy bio Board of Directors, contacted representatives of DyalCo and communicated the counteroffer of $5.50 per Share.

On March 6, 2025, 2seventy bio entered into an amendment to a confidentiality agreement, dated May 7, 2024 and effective as of May 3, 2024, with Bristol-Myers Squibb, which confidentiality agreement was initially entered into by the Company and Bristol-Myers Squibb for the purpose of facilitating an on-site visit by Bristol-Myers Squibb management to the Company’s offices in 2024. The confidentiality agreement and amendment did not include a standstill provision.
Also on March 6, 2025, 2seventy bio provided representatives of Bristol-Myers Squibb and its advisors access to corporate due diligence with respect to 2seventy bio materials in a virtual data room. Thereafter, Bristol-Myers Squibb sent a further list of requested due diligence items to 2seventy bio. In addition to its review of the data room, during the days that followed, Bristol-Myers Squibb and its advisors participated in multiple conference calls with senior management and representatives of 2seventy bio as part of their due diligence investigation on topics including intellectual property, human resources, tax, finance and accounting, and legal due diligence. Bristol-Myers Squibb and its advisors continued to perform due diligence through the execution of the Merger Agreement.
Also on March 6, 2025, representatives of DyalCo contacted representatives of Goldman Sachs to communicate a counteroffer from Bristol-Myers Squibb of $5.25 per Share (the “March 6th Proposal”), which the representatives of DyalCo characterized as the highest price Bristol-Myers Squibb was willing to pay to acquire 2seventy bio, subject to confirmatory due diligence. The March 6th Proposal was not subject to a financing condition. Following this conversation, the representatives of Goldman Sachs notified Mr. Baird, members of the Transaction Committee and the representatives of Goodwin of the March 6th Proposal. Representatives of Goldman Sachs indicated to representatives of DyalCo that 2seventy bio accepted the March 6th Proposal, consistent with the prior direction of the 2seventy bio Board of Directors. Thereafter, representatives of Goodwin and Goldman Sachs provided representatives of Bristol-Myers Squibb and DyalCo with an initial draft of the Merger Agreement and 2seventy bio’s disclosure schedules.
Also on March 6, 2025, representatives of DyalCo provided representatives of Goldman Sachs with a draft exclusivity agreement providing for an exclusive negotiation period that would end at 5:00 pm (New York Time) on March 13, 2025. The exclusivity agreement indicated that Bristol-Myers Squibb would pay to the Company’s stockholders a price per Share of $5.25 in cash for all of the issued and outstanding Shares on a fully diluted basis, representing a total fully diluted equity purchase price of $283 million based on publicly available information.
Later on March 6, 2025, at the direction of the Company, representatives of Goldman Sachs communicated to representatives of DyalCo that an updated capitalization table as of March 4, 2025 was in the virtual data room and now available to Bristol-Myers Squibb and its representatives, and provided representatives of DyalCo with a revised draft of the exclusivity agreement, which provided for an exclusive negotiation period that would end at 11:59 pm (New York Time) on March 10, 2025 and indicated that Bristol-Myers Squibb would pay to the Company’s stockholders a price per Share of $5.25 in cash for all of the issued and outstanding Shares on a fully diluted basis, representing a total fully diluted equity purchase price of $300 million based on the capitalization table as of March 4, 2025.
Later on March 6, 2025, representatives of DyalCo, on behalf of Bristol-Myers Squibb, provided comments to the draft exclusivity agreement, including a request that the exclusive negotiation period end at 9:00 am (New York Time) on March 12, 2025 rather than at 11:59 pm (New York Time) on March 10, 2025. Additionally, the representatives of DyalCo indicated that Bristol-Myers Squibb was still reviewing the updated capitalization information provided for the Company.
Later on March 6, 2025, representatives of Goodwin provided representatives of DyalCo with a revised draft of the exclusivity agreement, which accepted Bristol-Myers Squibb’s proposal that the exclusive negotiation period end at 9:00 am (New York Time) on March 12, 2025, and indicated that Bristol-Myers Squibb would pay a price per Share of $5.25 in cash for all of the issued and outstanding Shares on a fully diluted basis, representing a total fully diluted equity purchase price of $300 million, which assumed that there were 57.2 million fully diluted Shares outstanding based on the treasury stock method. Representatives of Goodwin also provided 2seventy bio’s executed signature page to the latest version of the exclusivity agreement and requested that Bristol-Myers Squibb provide its countersignature.
On March 7, 2025, the 2seventy bio Board of Directors held a meeting during which all members of the 2seventy bio Board of Directors and members of 2seventy bio management and representatives of Goldman

Sachs and Goodwin were present. At this meeting, members of 2seventy bio management provided an update to the 2seventy bio Board of Directors regarding 2seventy bio management’s belief that the Case 1 Forecasts were the most reasonable set of projections prepared. Following discussion, the 2seventy bio Board of Directors approved the Case 1 Forecasts, which included an updated assumption regarding 2seventy bio’s NOLs balance as of December 31, 2024 following updated information being available to 2seventy bio but was otherwise the same as the Case 1 Forecasts that had been previously discussed and approved by the 2seventy bio Board of Directors, for use by Goldman Sachs in its financial analysis and in preparing any fairness opinion in connection with the proposed transaction with Bristol-Myers Squibb. For more information, see the subsection entitled “—Certain Financial Projections”. Also at this meeting, representatives of Goldman Sachs provided an update regarding the discussion between 2seventy bio and Bristol-Myers Squibb, including a summary of the March 6th Proposal and the negotiations regarding the exclusivity agreement, as well as the assumption regarding the Company’s capitalization that Bristol-Myers Squibb used in its initial draft of the exclusivity agreement and calculation of the total fully diluted equity purchase price. Representatives of Goldman Sachs then reviewed its preliminary financial analyses related to the proposed transaction between 2seventy bio and Bristol-Myers Squibb pursuant to the March 6th Proposal. Following discussion, the 2seventy bio Board of Directors authorized 2seventy bio management and its advisors to continue to negotiate the exclusivity agreement and transaction documents with Bristol-Myers Squibb on the terms discussed during the meeting.
Also on March 7, 2025, Mr. Baird had a call with the chief executive officer of Party A, during which Mr. Baird informed the chief executive officer of Party A that the parties needed to pause discussions and negotiations.
On March 8, 2025, representatives of DyalCo had a call with representatives of Goldman Sachs, during which the representatives of DyalCo indicated that there were certain items that Bristol-Myers Squibb learned during its confirmatory due diligence that had a negative impact on the value that Bristol-Myers Squibb was willing to pay to acquire 2seventy bio, such as, but not limited to, the updated capitalization information, the costs associated with 2seventy bio’s Prime Lease, certain general and administrative expenses, and transaction expenses, and the representatives from DyalCo noted that Bristol-Myers Squibb considered terminating discussions with 2seventy bio given the updates to its modeling. Based on such due diligence findings, representatives from DyalCo communicated a revised offer from Bristol-Myers Squibb of $5.00 per Share.
Later that day, representatives of DyalCo sent representatives of Goldman Sachs and Goodwin a revised draft exclusivity agreement providing for an exclusive negotiation period ending at 5:00 pm (New York Time) on March 12, 2025. The exclusivity agreement indicated that Bristol-Myers Squibb would pay to the Company’s stockholders a price per Share of $5.00 in cash for all of the issued and outstanding Shares on a fully diluted basis (the “March 8th Proposal”), representing a total fully diluted equity purchase price of $286 million, reflecting 57.1 million fully diluted Shares based on the treasury stock method. Representatives of DyalCo also provided Bristol-Myers Squibb’s executed signature page to the latest version of the exclusivity agreement and requested that 2seventy bio provide its countersignature.
On that same day, Covington & Burling LLP, outside counsel to Bristol-Myers Squibb (“Covington”), sent a revised draft of the Merger Agreement to Goodwin. Thereafter, Goodwin, on behalf of 2seventy bio, and Covington, on behalf of Bristol-Myers Squibb, conducted a number of conference calls and exchanged drafts of the Merger Agreement. Among other items, the parties negotiated (i) the definition of “Company Material Adverse Effect”, (ii) 2seventy bio’s representations and warranties, and the restrictions on the conduct of 2seventy bio’s business until completion of the transaction, (iii) the provisions relating to the rights of the 2seventy bio Board of Directors to change its recommendation to stockholders with respect to the transaction with Bristol-Myers Squibb and to accept a “Superior Proposal,” (iv) the amount and terms of the termination fee payable by 2seventy bio in the event that 2seventy bio were to terminate the Merger Agreement to accept a Superior Proposal and in certain other circumstances, (v) the covenants regarding the parties’ cooperation regarding regulatory approval, and (vi) the covenants regarding employee benefit matters applicable to 2seventy bio employees generally.
Also on March 8, 2025, the Transaction Committee held a meeting at which 2seventy bio management and representatives of Goldman Sachs and Goodwin were present. During this meeting, representatives of Goodwin provided the Transaction Committee with an update on the negotiations regarding the Merger Agreement and 2seventy bio management indicated that Bristol-Myers Squibb had materially completed its confirmatory diligence. Also at this meeting, representatives of Goldman Sachs provided an update regarding the discussions between Bristol-Myers Squibb and 2seventy bio, including the feedback received that the decrease in offer price from $5.25 per Share to $5.00 per Share was driven by certain items identified in confirmatory diligence that affected Bristol-Myers Squibb’s modeling. Representatives from Goldman Sachs also reported on their conversation with DyalCo following receipt of the March 8th Proposal, including that the representatives from DyalCo noted that Bristol-Myers Squibb considered terminating discussions with 2seventy bio given the updates to its modeling. Representatives of Goldman Sachs then reviewed its preliminary financial analyses related to the proposed transaction between 2seventy bio and Bristol-Myers Squibb pursuant to the March 8th Proposal, and noted that the change in the price per Share from $5.25 per Share to $5.00 per Share resulted in approximately $14.3 million difference in the total fully diluted equity purchase price.
The Transaction Committee then discussed potential responses to Bristol-Myers Squibb regarding the March 8th Proposal and related process considerations, including that (i) Bristol-Myers Squibb had decreased its offer of $5.25 per Share in the March 6th Proposal, which Bristol-Myers Squibb had previously characterized as the highest price that it was able to pay to acquire 2seventy bio, to an offer of $5.00 per Share in the March 8th Proposal, which decrease Bristol-Myers Squibb had communicated was related to certain items Bristol-Myers Squibb learned during confirmatory due diligence, (ii) Bristol-Myers Squibb had substantially completed its due diligence and the Merger Agreement was substantially negotiated on terms reasonably acceptable to 2seventy bio, (iii) Bristol-Myers Squibb’s proposal was fully financed, and (iv) there was a risk of Bristol-Myers Squibb terminating discussions if the 2seventy bio Board of Directors did not make a decision to proceed with a transaction at that time. After discussion, the Transaction Committee determined that it was in the best interests of 2seventy bio and the holders of Shares to proceed with a transaction with Bristol-Myers Squibb at the proposed price of $5.00 per Share. However, the Transaction Committee agreed that Mr. Leschly would reach out to representatives of Bristol-Myers Squibb to determine whether Bristol-Myers Squibb would be willing to increase its proposed price per Share. The Transaction Committee also authorized 2seventy bio senior management and its advisors to proceed with the March 8th Proposal if Bristol-Myers Squibb declined to increase its price or to proceed with a transaction at any increased price offered by Bristol-Myers Squibb.
On March 9, 2025, as authorized by the Transaction Committee, Mr. Leschly called David Elkins, Executive Vice President and Chief Financial Officer of Bristol-Myers Squibb, to discuss whether Bristol-Myers Squibb would be willing to increase its proposed price of $5.00 per Share. Mr. Elkins reiterated that Bristol-Myers Squibb would not increase its offer price.
Also on March 9, 2025, Covington provided to Goodwin an initial draft of the form of Tender and Support Agreement to be executed by each of the executive officers and directors of 2seventy bio, as well as Casdin Capital, per the request of Bristol-Myers Squibb, under which such 2seventy bio stockholders would agree, among other things, to tender their Shares into the Offer.
Later, on March 9, 2025, the 2seventy bio Board of Directors held a meeting at which 2seventy bio management and representatives of Goldman Sachs and Goodwin were present. During this meeting, representatives of Goldman Sachs provided an update on the status of discussions and negotiations between 2seventy bio and Bristol-Myers Squibb, including a description of the March 8th Proposal. Mr. Leschly also provided the other members of the 2seventy bio Board of Directors with an update regarding the conversations he had with representatives of Bristol-Myers Squibb, including that such representatives of Bristol-Myers Squibb confirmed that Bristol-Myers Squibb would not increase its price above the March 8th Proposal of $5.00 per Share. Representatives of Goodwin reviewed a summary of the material terms of the Merger Agreement and the form of Tender and Support Agreement. Representatives of Goldman Sachs then reviewed its preliminary financial analyses related to the proposed transaction between 2seventy bio and Party A and the transaction between 2seventy bio and Bristol-Myers Squibb pursuant to the March 8th Proposal. Also at the meeting, in executive session with only the Transaction Committee and the representatives of Goodwin present, the attendees present discussed the formal approval of the engagements of Goldman Sachs as the Company’s financial advisor. Goodwin reviewed with the 2seventy bio Board of Directors the final terms of the proposed engagement letter with Goldman Sachs. The 2seventy bio Board of Directors thereafter authorized the Company to execute and deliver the engagement letter with Goldman Sachs. Later, on March 9, 2025, 2seventy bio and Goldman Sachs entered into the related engagement letter.
Later, on March 9, 2025, representatives of Goldman Sachs contacted representatives of DyalCo to communicate that the 2seventy bio Board of Directors had considered the March 8th Proposal and had authorized

2seventy bio to accept such offer and continue to negotiate definitive agreements on the basis of the price per Share of $5.00 reflected therein. As the parties were focused on finalizing negotiations and executing definitive agreements, they did not further pursue, and did not execute, the proposed exclusivity agreement that had been discussed in the preceding days.
During the day on March 10, 2025, representatives of Goodwin, on behalf of 2seventy bio, and Covington, on behalf of Bristol-Myers Squibb, finalized the open items in the Merger Agreement and form of Tender and Support Agreement.
Later on March 10, 2025, the 2seventy bio Board of Directors, the Transaction Committee and the Compensation Committee of the 2seventy bio Board of Directors held a joint meeting, at which members of management and representatives of Goldman Sachs and Goodwin were present, to consider approval of the proposed transaction with Bristol-Myers Squibb. At the meeting, the representatives of Goodwin reviewed the fiduciary duties of the directors in this context and the terms of the final proposed Merger Agreement and Tender and Support Agreements. Representatives of Goldman Sachs reviewed its financial analyses of the Offer Price and the Merger Consideration provided for in the Merger Agreement. Representatives of Goldman Sachs then delivered to the 2seventy bio Board of Directors its oral opinion, later confirmed by delivery of its written opinion dated March 10, 2025, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $5.00 in cash per Share to be paid to the holders (other than Bristol-Myers Squibb and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in the section “—Opinion of 2seventy bio’s Financial Advisor.” Following additional discussion and consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and taking into consideration the matters discussed during that meeting and prior meetings of the 2seventy bio Board of Directors (for additional detail, see “—Reasons for the Recommendation” below), the Transaction Committee unanimously adopted resolutions recommending to the 2seventy bio Board of Directors that the 2seventy bio Board of Directors: (i) approve, adopt and declare advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (ii) determine that the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (iii) determine that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolve to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. The Compensation Committee also unanimously adopted resolutions approving the compensation-related provisions of the Merger Agreement (for additional detail, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between 2seventy bio and its Executive Officers, Directors and Affiliates”) and adopted resolutions in accordance with Rule 14d-10(d) under the Exchange Act in connection with the Transactions. Thereafter, the 2seventy bio Board of Directors, based upon the recommendation of the Transaction Committee, unanimously adopted resolutions: (i) approving, adopting and declaring advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (ii) determining that the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (iii) determining that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolving to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
Later on March 10, 2025, 2seventy bio, Bristol-Myers Squibb and Merger Sub executed the Merger Agreement and the directors, executive officers and Casdin Capital executed the Tender and Support Agreements.
During the evening of March 10, 2025, 2seventy bio issued a press release announcing the execution of the Merger Agreement.
On April 14, 2025, Merger Sub commenced the Offer and the Company filed this Schedule 14D-9.
Reasons for the Recommendation
In evaluating the Merger Agreement and the Transactions, the 2seventy bio Board of Directors consulted with 2seventy bio’s senior management and its legal and financial advisors. In the course of reaching its determination that the terms of the Transactions, including the Offer and the Merger, are fair to and in the best interests of 2seventy bio and its stockholders and in resolving to recommend that the stockholders of the 2seventy bio accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, the 2seventy bio Board of Directors reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Transactions, each of which the 2seventy bio Board of Directors believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the 2seventy bio Board of Directors recommends that the stockholders of 2seventybio accept the Offer and tender their Shares to Merger Sub pursuant to the Offer:
Offer Price. The 2seventy bio Board of Directors considered:
•	the recent historical trading prices of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $5.00 per Share represents:
○	an 88% premium to the closing price of $2.66 on March 7, 2025, the last business day before public announcement of the Merger Agreement;
○	a 79% premium to the closing price of $2.79 on March 5, 2025, the last trading day before Bristol-Myers Squibb submitted its initial proposal to acquire 2seventy bio; and
○	a 95% premium to the trailing volume-weighted average price of $2.58 for the one-month period ended on March 7, 2025.
•
that in its view it had obtained Bristol-Myers Squibb’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price and the Merger Consideration represented the highest per Share consideration reasonably obtainable.

Certainty of Consideration. The 2seventy bio Board of Directors considered that the all-cash nature of the consideration to be paid in the Transactions and the fact that there was no financing condition to the completion of the Transactions provided certainty, value and liquidity to 2seventy bio’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with 2seventy bio’s standalone strategy and when compared to the all-stock nature of the only other proposal for a strategic transaction received by the Company (as discussed in more detail under “—Background of the Transactions”).
2seventy bio’s Operating and Financial Condition and Prospects. The 2seventy bio Board of Directors considered 2seventy bio’s operating and financial performance and its prospects, including the Forecasts as prepared by senior management, which reflect an application of various assumptions of senior management. The 2seventy bio Board of Directors considered the inherent uncertainty of achieving the Forecasts, as set forth under the heading entitled “—Certain Financial Projections,” and that, as a result, 2seventy bio’s actual financial results in future periods could differ materially from the Forecasts. The 2seventy bio Board of Directors considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of 2seventy bio executing on its long-range plan if it remained independent. These risks and uncertainties include, among others, (i) risks relating to the macro-economic, industry and market conditions negatively impacting the valuations of, and the outlook for, biopharmaceutical companies, particularly for cell and gene therapy companies such as 2seventy bio, (ii) the need to incur significant continued investment to advance the commercialization of Abecma and operate as a public company, (iii) the risks and costs associated with the manufacture or sale of Abecma, (iv) 2seventy bio’s current dependence on the success of its single commercial product, Abecma, (v) the development by other companies of competitive products, (vi) the dependence on key personnel and (vii) 2seventy bio’s inability to recognize any revenues from the sale of Abecma outside of the Bristol-Myers Squibb Collaboration Agreement, which has remained the main source of 2seventy bio’s revenues. The 2seventy bio Board of Directors also considered its September 2024 decision to discontinue the KarMMa-9-first-line study for Abecma and need to search for and develop new pipelines in order to drive future growth. The 2seventy bio Board of Directors weighed the certainty of realizing a compelling value for Shares in the Transactions compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with 2seventy bio and its business (including the risk factors set forth in 2seventy bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024).
Potential Strategic Alternatives. The 2seventy bio Board of Directors reviewed the possible alternatives to the Transactions, including after taking into account the outreach of the Company and its advisors to a number of other potential partners for a strategic or royalty transaction, which resulted in more advanced discussions relating to only one strategic alternative (i.e., the transaction with Party A), all as described in the subsection entitled “—Background of the Transactions.” As a result of such process, the 2seventy bio Board of Directors concluded that there was a limited number of other third parties believed to have both the strategic need and financial capacity to explore an acquisition of 2seventy bio. Further, the 2seventy bio Board of Directors reviewed the estimated potential value that could reasonably be expected to be generated from 2seventy bio pursuing a potential all-stock transaction with Party A and the risk surrounding execution of management’s standalone plan, in each case taking into account the potential benefits risks and uncertainties associated with those alternatives, and in each case concluded that the Transactions would provide greater certainty, value and liquidity to 2seventy bio’s stockholders as compared to each such alternative.
Negotiation Process. The 2seventy bio Board of Directors considered the fact that 2seventy bio had conducted a process, with the assistance of its financial and legal advisors, that enabled it to create a competitive dynamic that resulted in 2seventy bio receiving an initial offer from Party A as described in the subsection entitled “—Background of the Transactions,” in addition to the offer from Bristol-Myers Squibb. The 2seventy bio Board of Directors also considered the enhancements that 2seventy bio and its advisors were able to obtain as a result of such process, including the all-cash offer by Bristol-Myers Squibb, which the 2seventy bio Board of Directors considered more favorable to 2seventy bio’s stockholders than the proposed transaction with Party A. The 2seventy bio Board of Directors also considered the fact the terms of the Transactions were the result of robust arm’s-length negotiations with Bristol-Myers Squibb conducted by 2seventy bio with the knowledge and at the direction of the 2seventy bio Board of Directors and the Transaction Committee, and with the assistance of its financial and legal advisors, and as a result of such robust arm’s-length negotiations, 2seventy bio and its advisors were able to obtain an increase in the valuation offered by Bristol-Myers Squibb from the time of its initial non-binding proposal that provided for a price of $4.75 per Share.
Potentially Interested Counterparties. The 2seventy bio Board of Directors considered the process conducted by 2seventy bio, with the assistance of representatives of its financial and legal advisors and senior management taking into account the expected interest of parties in 2seventy bio’s product generally, their financial capability to consummate a transaction of this size, their ability to move quickly and efficiently in a process, and the outcome of those discussions. The 2seventy bio Board of Directors considered that Party A, which had expressed interest in a potential transaction with 2seventy bio, submitted an all-stock proposal in which: (i) the success of the transaction was highly dependent on the potential synergies that may be achieved by a combined entity, (ii) the valuation of the combined entity was highly dependent on the risks associated with the development, manufacturing, regulatory approval and commercialization of Party A’s products and product candidates, (iii) 2seventy bio’s stockholders would own less than half of the combined entity following consummation of such transaction, (iv) future liquidity of the combined entity was contingent upon (A) Party A’s ability to refinance its existing debt facility on mutually acceptable terms and (B) the combined entity obtaining additional funding through future equity financing and any such fundraising could have a highly dilutive effect on 2seventy bio’s stockholders, (v) the completion of the transaction was subject to stockholder approval and (vi) Party A did not have the same scale, financial resources or industry experience as Bristol-Myers Squibb. In addition, the 2seventy bio Board of Directors considered that, should any potential counterparty be interested in pursuing a transaction on terms more favorable to 2seventy bio and its stockholders than those contemplated by the Merger Agreement, the terms of the Merger Agreement (which permit the Company, subject to certain limitations and requirements, to entertain unsolicited competing offers and potentially terminate the Merger Agreement to enter into an agreement relating to a “Superior Proposal,” as defined) would not preclude such counterparty from pursuing such a competing offer despite 2seventy bio’s entry into the Merger Agreement. For further discussion, see the section of this Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Background of the Transactions.”
Opinion of Goldman Sachs. The 2seventy bio Board of Directors considered the financial analyses presented by Goldman Sachs and the March 10, 2025 oral opinion delivered by Goldman Sachs to the 2seventy bio Board of Directors, which was confirmed by delivery of its written opinion dated March 10, 2025, to the effect that, as of such date of such opinion and subject to the various assumptions made, procedures followed, matters considered, and limitations, qualifications and other matters considered in connection with the preparation of such opinion by Goldman Sachs, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares and Appraisal Shares) in the Transactions were fair, from a financial point of view, to such holders, as more fully described below in the subsection entitled “—Opinion of Goldman Sachs & Co. LLC.” The full text of the written opinion of Goldman Sachs, dated March 10, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of Goldman Sachs set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The 2seventy bio Board of Directors considered the provisions of the Merger Agreement, including (i) the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect,” (ii) the ability of 2seventy bio under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Transactions, (iii) the ability of the 2seventy bio Board of Directors under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, including in connection with a “Superior Proposal” or “Intervening Event” (each as defined in the Merger Agreement), (iv) 2seventy bio’s right to terminate the Merger Agreement under certain circumstances in order to accept a “Superior Proposal” and enter into an agreement with respect to such “Superior Proposal,” (v) the respective termination rights of 2seventy bio and Bristol-Myers Squibb, and (vi) the $10 million termination fee payable by 2seventy bio under certain circumstances, which the 2seventy bio Board of Directors believed was reasonable relative to, and consistent with market practice in respect of, termination fees in transactions of a similar size, would not likely preclude competing bids, and would not likely be payable unless 2seventy bio entered into an agreement relating to a “Superior Proposal.”
Conditions to the Consummation of the Transactions; Likelihood of Completion. The 2seventy bio Board of Directors considered the likelihood of completing the Transactions, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Transactions being specific and limited, (ii) the exceptions contained within the “Company Material Adverse Effect” definition, (iii) the likelihood of obtaining required antitrust clearance under the HSR Act (as defined below), including the commitments made by Bristol-Myers Squibb to obtain such antitrust clearance in the Merger Agreement, and (iv) the absence of a requirement for a stockholder vote with respect to either party in connection with the Transactions, as compared to the conditionality of closing the transaction under Party A’s proposal due to the required vote of Party A’s stockholders in addition to the 2seventy bio stockholders as described in “—Background of the Transactions.” The 2seventy bio Board of Directors also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger, and 2seventy bio has the ability to obtain specific enforcement of Bristol-Myers Squibb’s and Merger Sub’s obligations under the Merger Agreement, thereby providing 2seventy bio with such a remedy in the event Bristol-Myers Squibb or Merger Sub were to decline to comply with their obligations under the Merger Agreement.
Tender Offer Structure; Timing of Completion. The 2seventy bio Board of Directors considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a short-form merger to be effected pursuant to Section 251(h) of the DGCL. The 2seventy bio Board of Directors also considered that the potential for closing in a relatively short timeframe could reduce the amount of time in which 2seventy bio’s business would be subject to the potential uncertainty of closing and related disruption as well as the fact that 2seventy bio’s stockholders would likely receive value for their Shares in a transaction structured as a tender offer sooner than they would in a transaction structured as a merger subject to a stockholder vote.
Extension of Offer Period. The 2seventy bio Board of Directors considered that, under certain circumstances set forth in the Merger Agreement, Bristol-Myers Squibb is required to extend the Offer beyond the initial Expiration Time or, if applicable, subsequent Expiration Times, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.
End Date. The 2seventy bio Board of Directors considered the date under the Merger Agreement on which either Bristol-Myers Squibb or 2seventy bio, subject to certain exceptions, can terminate the Merger Agreement if certain conditions to completion of the Offer have not been satisfied, which date is anticipated to allow for sufficient time to consummate the Transactions while minimizing the length of time during which 2seventy bio would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.
Appraisal Rights. The 2seventy bio Board of Directors considered the availability of statutory appraisal rights to 2seventy bio stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.
Business Reputation of Bristol-Myers Squibb. The 2seventy bio Board of Directors considered the business reputation and capabilities of Bristol-Myers Squibb and its management, the financial resources of Bristol-Myers Squibb and, by extension, Merger Sub, and Bristol-Myers Squibb’s familiarity with the development and commercialization of Abecma through its collaboration with 2seventy bio, which the 2seventy Board of Directors believed supported the conclusion that a transaction with Bristol-Myers Squibb could provide greater certainty and be completed relatively quickly and in an orderly manner, and its belief that Abecma would continue to benefit from Bristol-Myers Squibb’s experience and resources to ensure patient access to Abecma.
Other Factors. In the course of its deliberations, the 2seventy bio Board of Directors also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:
•
the fact that Bristol-Myers Squibb had reduced its offer to acquire all Shares from a price of $5.25 per Share to a price of $5.00 per Share, as discussed in more detail in the subsection entitled “—Background of the Transactions” but that, also as discussed in more detail in such subsection, such reduced offer price was based on reasonable revised assumptions and the 2seventy bio Board of Directors’ belief that such offer price represented Bristol-Myers Squibb’s best and final offer;

•
the fact that the all-cash offer from Bristol-Myers Squibb included the assumption of 2seventy bio’s lease for its corporate headquarters and its Seattle lease, which includes approximately $312 million of total future lease payments from 2025 onwards, as disclosed in Note 8 to 2seventy bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 25, 2025;

•	the fact that 2seventy bio stockholders will not be entitled to participate in any potential future benefit from 2seventy bio’s execution of management’s standalone strategic business plan;
•
the effect of the public announcement of the Merger Agreement, including effects on 2seventy bio’s business activities, 2seventy bio’s relationship with its partners and other business relationships, and 2seventy bio’s ability to attract and retain key management and personnel;

•
the fact that the Merger Agreement precludes 2seventy bio from actively soliciting alternative acquisition proposals and requires payment by 2seventy bio of a $10 million termination fee under certain circumstances, including in the event that the Merger Agreement is terminated by 2seventy bio to accept a “Superior Proposal”;

•
the possibility that the Transactions might not be consummated, and the fact that if the Transactions are not consummated, 2seventy bio’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, 2seventy bio will have incurred significant transaction costs, and 2seventy bio’s relationships with its partners, employees and other third parties may be adversely affected;

•
the restrictions imposed by the Merger Agreement on the conduct of 2seventy bio’s business prior to completion of the Offer, which could delay or prevent 2seventy bio from undertaking some business opportunities that may arise during that time;

•	the risk of potential litigation relating to the Transactions that could be instituted against 2seventy bio or its directors and officers, and potential effects or outcomes related thereto; and
•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for U.S. federal income tax purposes.
In addition, the 2seventy bio Board of Directors was aware of and considered the interests of 2seventy bio’s directors and executive officers that may be different from, or in addition to, the interests of 2seventy bio stockholders generally when approving the Merger Agreement and recommending that 2seventy bio stockholders tender their Shares to Merger Sub pursuant to the Offer. For more information, see the section of this Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between 2seventy bio and its Executive Officers, Directors and Affiliates.”
The foregoing discussion of the information and factors considered by the 2seventy bio Board of Directors in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. In light of the variety of factors considered in connection with the evaluation of the Transactions and the complexity of these matters, the 2seventy bio Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to rank or assign relative weights to the various factors considered in reaching its determinations. In considering the factors described above and any other factors, individual members of the 2seventy bio Board of Directors may have viewed factors differently or given different weight, merit or consideration to different factors. In addition, the 2seventy bio Board of Directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the 2seventy bio Board of Directors, but rather the 2seventy bio Board of Directors conducted an overall review of the factors described above, including discussions with 2seventy bio senior management and its legal and financial advisors.
The foregoing discussion of the reasoning and consideration of certain factors by the 2seventy bio Board of Directors and the resulting determinations and recommendation, and certain other information presented in this section, as well as similar information included in this Schedule 14D-9, is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”
Intent to Tender
To 2seventy bio’s knowledge, after making reasonable inquiry, all of 2seventy bio’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended. All such executive officers and directors of 2seventy bio are required to so tender their Shares in the Offer, pursuant to the Tender and Support Agreements respectively entered into by each of them (as defined and discussed in more detail in the section of this Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Tender and Support Agreements”).
Certain Financial Projections
While 2seventy bio has from time to time provided financial guidance to investors, which may have covered, among other items, U.S. Abecma sales and year-over-year growth, 2seventy bio does not, as a matter of course, publicly disclose financial forecasts or projections as to future performance, revenue, earnings or other results of its operations due to, among other reasons, the inherent uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, as described in the subsections entitled “—Opinion of Goldman Sachs & Co. LLC” and “—Background of the Transactions” and further below, at the direction of the 2seventy bio Board of Directors, 2seventy bio senior management prepared financial projections consisting of (i) the Case 1 Forecasts, i.e., 2seventy bio senior management’s view of 2seventy bio’s expected future financial performance on a standalone basis for fiscal years 2025 through 2036 and (ii) the Case 2 Forecasts, i.e., 2seventy bio senior management’s view of 2seventy bio’s future financial performance on a standalone basis for fiscal years 2025 through 2036, accounting for upside sensitivity. The Forecasts were developed solely using the information available to 2seventy bio senior management at the time they were created. The Forecasts were prepared by 2seventy bio senior management based on certain internal assumptions of peak U.S. sales and peak U.S. patients treated, U.S. class share, U.S. brand share, pricing per patient, estimated costs and expenses, including cost of goods sold and 2seventy bio corporate expenses, including those relating to leased property, effective tax rate and utilization of net operating losses, expected cash burn rate and other relevant factors relating to 2seventy bio and Abecma.
The Forecasts were provided to and considered by the 2seventy bio Board of Directors in connection with its evaluation of the Transactions and the Offer Price in comparison to the Company’s other strategic alternatives. The Forecasts also were provided to Goldman Sachs, and the 2seventy bio Board of Directors directed Goldman Sachs to use the Case 1 Forecasts in its evaluation of the fairness of the Offer Price to the stockholders of the 2seventy bio summarized below in the subsection entitled “—Opinion of Goldman Sachs & Co. LLC” (and the Case 1 Forecasts were the only financial projections with respect to 2seventy bio used by Goldman Sachs in rendering its opinion). The Forecasts were not provided to Bristol-Myers Squibb.
The Forecasts, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, many of which are beyond 2seventy bio’s control. Because the Forecasts cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on 2seventy bio’s business and its results of operations. The Forecasts were prepared by 2seventy bio senior management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond 2seventy bio’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends or accurately estimate the future market for 2seventy bio products, including Abecma. The Forecasts were developed solely using the information available to 2seventy bio senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Forecasts not being achieved include, but are not limited to: (i) the risks and costs associated with the manufacture or sale of Abecma; (ii) the ability to further commercialize Abecma; (iii) the market acceptance of Abecma; (iv) the ability to obtain and maintain reimbursement for Abecma and the extent to which patient assistance programs are utilized; (v) the inherent uncertainty in estimates of patient populations; (vi) the impact of competitive products and pricing; (vii) the availability of licensing or partnering arrangements on favorable terms or at all; (viii) the ability to establish and maintain intellectual property protection for Abecma or avoid or defend claims of infringement; (ix) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements, and the performance of third-party suppliers and manufacturers; (x) the effect of global economic conditions and conditions in the biotechnology industry; (xi) conditions in the financing markets and access to sufficient capital; (xii) changes in applicable laws, rules and regulations; (xiii) the accuracy of certain accounting assumptions; and (xiv) the other risks identified in 2seventy bio’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and subsequent filings with the SEC, as well as the section entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. The Forecasts include assumptions of peak U.S. sales and peak U.S. patients treated, U.S. class share, U.S. brand share, pricing per patient, estimated costs and expenses, including cost of goods sold and 2seventy bio corporate expenses, including those relating to leased property, effective tax rate and utilization of net operating losses, expected cash burn rate, and other relevant factors related to 2seventy bio’s long-range operating plan, including with respect to Abecma. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive or exhaustive overview of all metrics and assumptions included or reflected in the Forecasts. In addition, the Forecasts may be affected by 2seventy bio’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.
The Forecasts were not prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither 2seventy bio’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to any of the Forecasts or expressed any opinion or any form of assurance related thereto.
The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of 2seventy bio, Bristol-Myers Squibb, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. None of 2seventy bio, Bristol-Myers Squibb, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives assumes any responsibility for the accuracy of the information contained in the Forecasts. None of 2seventy bio, Bristol-Myers Squibb, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. None of 2seventy bio, Bristol-Myers Squibb, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation or warranty to any 2seventy bio or Bristol-Myers Squibb securityholders regarding the ultimate performance of 2seventy bio, Bristol-Myers Squibb, the Surviving Corporation or any of their respective affiliates compared to the information contained in the Forecasts, the likelihood that the Forecasts will be achieved consistent with the Forecasts or at all, or the overall future performance of 2seventy bio, Bristol-Myers Squibb, the Surviving Corporation or any of their respective affiliates. The Forecasts are subjective in many respects and, thus, are subject to interpretation. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.

The Forecasts were prepared by 2seventy bio senior management on bases reflecting the reasonably available estimates and judgments of 2seventy bio senior management as to the matters covered thereby and as of the date the Forecasts were generated. The Forecasts were prepared assuming 2seventy bio’s continued operation as a standalone, publicly traded company, and, therefore, do not give effect to the Transactions or any changes to 2seventy bio’s operations or strategy that may be implemented following the consummation of the Transactions or to any costs incurred or cost avoidance in connection with the Transactions, including the potential synergies that may be achieved by the combined company as a result of the Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement.
Certain of the measures included in the Forecasts, including EBIT and free cash flow, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. EBIT should not be considered as an alternative to net profit or net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity. The summary of the Forecasts below is included solely to give 2seventy bio’s stockholders access to the information that was made available to the 2seventy bio Board of Directors and Goldman Sachs, and is not included in this Schedule 14D-9 in order to influence any 2seventy bio stockholder to make any investment decision with respect to the Transactions or as to whether or not such holder should tender his, her or its Shares in connection with the Offer or otherwise how to act with respect to the proposed Transactions or any other matter.
Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Goldman Sachs for purposes of its financial analysis as described below in the section entitled “—Opinion of Goldman Sachs & Co. LLC” or by the 2seventy bio Board of Directors in connection with its consideration of the Transactions. Accordingly, 2seventy bio has not provided a reconciliation of any non-GAAP financial measures included in the Forecasts.
Case 1 Forecasts
The following table presents a summary of certain unaudited prospective financial information of 2seventy bio under the Case 1 Forecasts prepared by 2seventy bio senior management. The Case 1 Forecasts reflect 2seventy bio on a standalone basis without giving effect to, and as if 2seventy bio had not contemplated, the Transactions, and included among other things, the following key assumptions regarding Abecma as to which there can be no assurance: peak U.S. sales of $176.0 million in 2028 (2seventy bio’s share of U.S. Abecma revenue based on the terms of the Bristol-Myers Squibb Collaboration Agreement), peak share of 28% by class and 15% by brand, peak number of patients treated of 706 in 2026.
The Case 1 Forecasts for the applicable fiscal years are summarized below (USD in millions):

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Net Abecma Revenue(1)	$152	$172	$170	$176	$169	$140	$126	$115
Gross Profit	$59	$94	$91	$97	$103	$77	$66	$57
Total Operating Expenses	($71)	($65)	($64)	($62)	($56)	($52)	($50)	($48)
EBIT(2)	($11)	$29	$27	$35	$47	$25	$17	$10
Net Operating Profit After Tax	($11)	$23	$22	$27	$37	$20	$13	$$8
Free Cash Flow(3)	($15)	$25	$26	$32	$45	$27	$17	$10

	2033E	2034E	2035E	2036E
Total Net Abecma Revenue(1)	$104	$93	$83	$74
Gross Profit	$50	$39	$29	$26
Total Operating Expenses	($47)	($30)	($20)	($19)

	2033E	2034E	2035E	2036E
EBIT(2)	$3	$10	$9	$7
Net Operating Profit After Tax	$2	$8	$7	$5
Free Cash Flow(3)(4)	$4	$10	$9	$7

(1)	Represents 2seventy bio’s share of U.S. Abecma revenue based on the terms of the Bristol-Myers Squibb Collaboration Agreement.
(2)	EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.
(3)	Free cash flow is a non-GAAP financial measure defined as cash flow from operations minus capital expenditures plus tax benefits from net operating losses.
(4)
The Case 1 Forecasts approved by the 2seventy bio Board of Directors on February 8, 2025 included an assumption regarding the 2seventy bio’s federal net operating loss (“NOLs”) balance as of December 31, 2023 of $144 million, as the value as of December 31, 2024 was not yet available, which resulted in free cash flow of $9 million for 2034, $8 million for 2035 and $6 million for 2036. The Case 1 Forecasts approved by the 2seventy bio Board of Directors on March 7, 2025 included an updated assumption regarding the 2seventy bio’s NOL balance of $228 million as of December 31, 2024, which resulted in free cash flow of $10 million for 2034, $9 million for 2035 and $7 million for 2036 as described in this table. This is the only difference between the Case 1 Forecasts approved by the 2seventy bio Board of Directors on February 8, 2025 and the Case 1 Forecasts approved by the 2seventy bio Board of Directors on March 7, 2025, which are summarized above.

Case 2 Forecasts
The following table presents a summary of certain unaudited prospective financial information of 2seventy bio under the Case 2 Forecasts prepared by 2seventy bio senior management, which was not used by Goldman Sachs in rendering its opinion. The Case 2 Forecasts reflects an illustrative upside case of 2seventy bio on a standalone basis without giving effect to, and as if 2seventy bio had not contemplated, the Transactions, and included among other things, the following key assumptions regarding Abecma as to which there can be no assurance: peak U.S. sales of $224.0 million in 2029 (2seventy bio’s share of U.S. Abecma revenue based on the terms of the Bristol-Myers Squibb Collaboration Agreement), peak share of 41% by class and 16% by brand, peak number of patients treated of 871 in 2027.
The Case 2 Forecasts for the applicable fiscal years are summarized below (USD in millions):

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Net Abecma Revenue(1)	$164	$207	$217	$221	$224	$180	$161	$146
Gross Profit	$76	$119	$136	$141	$156	$110	$94	$83
Total Operating Expenses	($71)	($65)	($70)	($68)	($62)	($56)	($53)	($51)
EBIT(2)	$5	$54	$67	$74	$94	$55	$41	$31
Net Operating Profit After Tax	$4	$42	$53	$58	$74	$43	$32	$25
Free Cash Flow(3)	$0	$46	$62	$67	$74	$47	$34	$26

	2033E	2034E	2035E	2036E
Total Net Abecma Revenue(1)	$130	$113	$98	$85
Gross Profit	$72	$58	$42	$36
Total Operating Expenses	($49)	($31)	($22)	($20)
EBIT(2)	$23	$27	$20	$16
Net Operating Profit After Tax	$18	$21	$16	$13
Free Cash Flow(3)	$19	$23	$17	$14

(1)	Represents 2seventy bio’s share of U.S. Abecma revenue based on the terms of the Bristol-Myers Squibb Collaboration Agreement.
(2)	EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.
(3)	Free cash flow is a non-GAAP financial measure defined as cash flow from operations minus capital expenditures plus tax benefits from net operating losses.
In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts or any other forward-looking information included in this section of the Schedule 14D-9.

Opinion of Goldman Sachs & Co. LLC
Goldman Sachs delivered its opinion to the 2seventy bio Board of Directors that, as of March 10, 2025, and based upon and subject to the factors and assumptions set forth therein, the $5.00 in cash per Share to be paid to the holders (other than Bristol-Myers Squibb and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated March 10, 2025, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Goldman Sachs provided advisory services and its opinion for the information and assistance of the 2seventy bio Board of Directors in connection with its consideration of the Transactions. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Transactions or how any holder of Shares should vote with respect to the Transactions, or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the Merger Agreement;
•	annual reports to stockholders and Annual Reports on Form 10-K of 2seventy bio for the three years ended December 31, 2023;
•	draft Annual Report on Form 10-K of 2seventy bio for the year ended December 31, 2024;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of 2seventy bio;
•	certain other communications from 2seventy bio to its stockholders;
•	certain publicly available research analyst reports for 2seventy bio;
•
certain internal financial analyses and forecasts for 2seventy bio prepared by its senior management, which are summarized under the subsection entitled “—Certain Financial Projections” and referred to therein as the Case 1 Forecasts, as approved for Goldman Sachs’ use by the 2seventy bio Board of Directors (the “Projections”); and

•
certain forecasts related to the expected utilization by 2seventy bio of certain net operating loss carryforwards and tax credits, as prepared by 2seventy bio senior management, as approved for Goldman Sachs’ use by 2seventy bio (the “NOL Forecasts”).

Goldman Sachs also held discussions with members of 2seventy bio senior management regarding their assessment of the past and current business operations, financial condition and future prospects of 2seventy bio; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for 2seventy bio with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering this opinion, Goldman Sachs, with 2seventy bio’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with 2seventy bio’s consent that the Projections and the NOL Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of 2seventy bio senior management. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of 2seventy bio, and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of 2seventy bio to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to 2seventy bio, including a potential stock-for-stock business combination with a third party that may have resulted in a higher implied value per Share, which proposed business combination, 2seventy bio advised Goldman Sachs, 2seventy bio determined not to pursue; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Bristol-Myers Squibb and its affiliates) of Shares, as of the date of the opinion, of the $5.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of 2seventy bio; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of 2seventy bio, or class of such persons in connection with the Transactions, whether relative to the $5.00 in cash per Share to be paid to the holders (other than Bristol-Myers Squibb and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which the Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on 2seventy bio, Bristol-Myers Squibb or the Transactions, or as to the impact of the Transactions on the solvency or viability of 2seventy bio or Bristol-Myers Squibb or the ability of 2seventy bio or Bristol-Myers Squibb to pay their respective obligations when they come due. In addition, Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses delivered by Goldman Sachs to the 2seventy bio Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 7, 2025, the last business day before the public announcement of the Transactions, and is not necessarily indicative of current market conditions.
Historical Stock Trading Analysis. Goldman Sachs analyzed the $5.00 in cash per Share to be paid to holders of Shares pursuant to the Merger Agreement in relation to the volume weighted average price (the “VWAP”) of the Shares for the preceding 30-trading day period ending March 7, 2025, the VWAP of the Shares for the preceding 60-trading day period ending March 7, 2025, the median analyst price per Share target as of March 7, 2025, and the 52-week high closing trading price per Share as of March 7, 2025.
This analysis indicated that the price per Share to be paid to 2seventy bio stockholders pursuant to the Merger Agreement represented:
•	a premium of 94% based on the VWAP of $2.58 per Share for the 30-trading day period ending on March 7, 2025;
•	a premium of 79.7% based on the VWAP of $2.78 per Share for the 60-trading day period ending on March 7, 2025;
•	a discount of 16.7% based on the median analyst price target of $6.00 per Share as of March 7, 2025; and
•	a discount of 13.6% based on the highest closing trading price per Share of $5.79 for the 52-week period ending on March 7, 2025.

Illustrative Discounted Cash Flow Analysis. Using the Projections, as defined under the subsection entitled “—Certain Financial Projections,” and the NOL Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on 2seventy bio to derive a range of illustrative present values per Share of 2seventy bio. Using the mid-year convention for discounting cash flows and discount rates ranging from 14% to 16%, reflecting estimates of 2seventy bio’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2024, (i) estimates of unlevered free cash flow for 2seventy bio for the fiscal years 2025 through 2036 as reflected in the Projections and (ii) a range of illustrative terminal values for 2seventy bio, which were calculated by applying perpetuity growth rates ranging from (25)% to (15)%, to a terminal year estimate of the unlevered free cash flow to be generated by 2seventy bio, as reflected in the Projections. In addition, Goldman Sachs discounted to present value as of December 31, 2024, the estimated benefits of 2seventy bio’s NOLs for the fiscal years 2025 through 2036, as reflected in the NOL Forecasts. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Projections. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including 2seventy bio’s target capital structure weightings, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for 2seventy bio, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for 2seventy bio by adding the ranges of present values it derived above. Goldman Sachs then added from the range of illustrative enterprise values it derived for 2seventy bio the amount of 2seventy bio’s cash and cash equivalents as of December 31, 2024, as provided by and approved for Goldman Sachs’ use by 2seventy bio senior management, to derive a range of illustrative equity values for 2seventy bio. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of 2seventy bio as of March 7, 2025, as provided by and approved for Goldman Sachs’ use by 2seventy bio senior management, using the treasury stock method, to derive a range of illustrative present values per Share ranging from $4.91 to $5.09.
Select Precedent Transactions Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for the following select transactions involving public commercial stage companies in the biotechnology industry as the target where the disclosed enterprise values for the transaction were between $300 million and $1 billion since 2019. Goldman Sachs calculated the implied acquisition premia based on the applicable target company’s last undisturbed closing price prior to announcement based on information in public filings. While none of the companies that participated in the selected transactions are directly comparable to 2seventy bio, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of 2seventy bio’s results, market sizes and product profile. Using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the biotechnology transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis indicated a median premium of 46% across the period. This analysis also indicated a 25th percentile premium of 44% and 75th percentile premium of 72% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 44% to 72% to the undisturbed closing price per Share of $2.66 as of March 7, 2025, and calculated a range of implied equity values per Share of $3.83 to $4.58.

The following table presents the results of this analysis:

Announcement Date	Selected Transactions		Premium to Undisturbed (%)
	Target	Acquirer
August 2024	G1 Therapeutics, Inc.	Pharmacosmos A/S	68%
September 2023	Intercept Pharmaceuticals, Inc.	Alfasigma S.p.A	82%
January 2023	Albireo Pharma, Inc.	Ipsen Biopharmaceuticals, Inc.	84%
October 2022	AVEO Pharmaceuticals, Inc.	LG Chem, Ltd.	43%
August 2022	Aerie Pharmaceuticals, Inc.	Alcon Research, LLC	37%
June 2022	Epizyme, Inc.	Ipsen Biopharmaceuticals, Inc.	53%
June 2022	Radius Health, Inc.	Gurnet Point Capital, LLC	41%
April 2022	Antares Pharma, Inc.	Halozyme Therapeutics, Inc.	50%
October 2021	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.	76%
October 2021	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	47%
October 2020	Biospecifics Technologies Corp.	Endo International plc	45%
October 2020	AMAG Pharmaceuticals, Inc.	Covis Group S.à.r.l.	46%
August 2020	Pfenex Inc.	Ligand Pharmaceuticals Incorporated	57%
May 2020	Stemline Therapeutics Inc.	Menarini Group	142%
September 2019	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB (publ)	36%

General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to 2seventy bio or Bristol-Myers Squibb or the contemplated Transactions.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the 2seventy bio Board of Directors as to the fairness from a financial point of view to the holders (other than Bristol-Myers Squibb and its affiliates) of Shares. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of 2seventy bio, Bristol-Myers Squibb, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.
The $5.00 in cash per Share to be paid to holders (other than Bristol-Myers Squibb or its affiliates) of Shares pursuant to the Merger Agreement was determined through arm’s-length negotiations between 2seventy bio and Bristol-Myers Squibb and was unanimously approved by the 2seventy bio Board of Directors. Goldman Sachs provided advice to 2seventy bio during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to 2seventy bio or the 2seventy bio Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.
As described above under the subsection entitled “—Reasons for the Recommendation,” Goldman Sachs’ opinion to the 2seventy bio Board of Directors was one of many factors taken into consideration by the 2seventy bio Board of Directors in making its determination to recommend that the stockholders of 2seventy bio accept the Offer and their Shares to Merger Sub pursuant to the Offer. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I to this Schedule 14D-9.

Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of 2seventy bio, Bristol-Myers Squibb, any of their respective affiliates and third parties, or any currency or commodity that may be involved in any of the Transactions. Goldman Sachs acted as financial advisor to 2seventy bio in connection with, and participated in certain of the negotiations leading to, the Transactions. During the two-year period ended March 10, 2025, Goldman Sachs Investment Banking has not been engaged by 2seventy bio or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs has provided certain financial advisory and/or underwriting services to Bristol-Myers Squibb and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as co-manager with respect to a public offering of investment grade bonds in October 2023. During the two-year period ended March 10, 2025, Goldman Sachs has recognized aggregate compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Bristol-Myers Squibb and/or its affiliates of approximately $500,000. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to 2seventy bio, Bristol-Myers Squibb and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.
The 2seventy bio Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated March 9, 2025, 2seventy bio engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between 2seventy bio and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $8.6 million, $1 million of which became payable at the time Goldman Sachs delivered the results of its study, and the remainder of which is contingent upon consummation of the Transactions. In addition, 2seventy bio has agreed to reimburse Goldman Sachs for certain of its expenses, including certain attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Item 5.	Person/Assets Retained, Employed, Compensated or Used.
Pursuant to Goldman Sachs’ engagement letter with 2seventy bio, dated as of March 9, 2025, 2seventy bio retained Goldman Sachs as its financial advisor in connection with the proposed Transactions and, in connection with such engagement, Goldman Sachs provided its opinion to the 2seventy bio Board of Directors as further described in the section above entitled “Item 4. The Solicitation or Recommendation—Opinion of Goldman Sachs & Co. LLC,” which opinion is included as Annex I hereto and incorporated herein by reference. In connection with Goldman Sachs’ services as the financial advisor to 2seventy bio, 2seventy bio has agreed to pay Goldman Sachs an estimated fee of approximately $8.58 million, before legal fees, in connection with the Transactions, $1 million of which became payable to Goldman Sachs at the time Goldman Sachs delivered its opinion and the remainder of which is contingent and payable upon consummation of the proposed Transactions. In addition, 2seventy bio has agreed to reimburse Goldman for certain of its reasonable and documented out-of-pocket expenses incurred in connection with its services, including the reasonable and documented fees and disbursements of counsel, plus any sales, use or similar taxes arising in connection with its services, and will indemnify Goldman Sachs against certain liabilities arising out of Goldman Sachs’ engagement.
Neither 2seventy bio nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of 2seventy bio on its behalf with respect to the Offer or the Merger.
Item 6.	Interest in Securities of the Subject Company.
Other than (i) the scheduled vesting of Company RSU Awards and issuances by 2seventy bio with respect thereto and (ii) the scheduled vesting of Company Options, no transactions with respect to Shares have been effected by 2seventy bio or, to the knowledge of 2seventy bio after making reasonable inquiry, by any of its executive officers, directors, or affiliates during the sixty days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transactions and Plans or Proposals.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, 2seventy bio is not undertaking or engaged in any negotiations in response to the Offer that relate to:
•	a tender offer or other acquisition of 2seventy bio’s securities by 2seventy bio or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving 2seventy bio;
•	any purchase, sale or transfer of a material amount of assets of 2seventy bio; or
•	any material change in the present dividend rate or policy or indebtedness or capitalization of 2seventy bio.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the 2seventy bio Board of Directors, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.
Item 8.	Additional Information.
Golden Parachute Compensation
The information set forth under “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between 2seventy bio and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Conditions to the Offer
The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.
Vote Required to Approve the Merger
The 2seventy bio Board of Directors has approved the Merger Agreement and the Transactions in accordance with the DGCL. If the Offer is consummated, 2seventy bio does not anticipate seeking the approval of 2seventy bio’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, 2seventy bio, Bristol-Myers Squibb and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of 2seventy bio in accordance with Section 251(h) of the DGCL.
State Takeover Statutes
Delaware
2seventy bio was incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or
•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Bristol-Myers Squibb and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of 2seventy bio as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the 2seventy bio Board of Directors has approved the Merger Agreement, Transactions and the Tender and Support Agreements, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Offer, the Merger and the Transactions.
Appraisal Rights
No appraisal rights are available to stockholders of 2seventy bio in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of 2seventy bio who continuously held Shares from the date of the demand for appraisal through the Effective Time who: (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Transactions, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and incorporated herein by reference. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that 2seventy bio will take no action to perfect any appraisal rights of any stockholder.
Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that 2seventy bio stockholders exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER

OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX II ATTACHED HERETO CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do ALL of the following:
•
prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to 2seventy bio, Inc. at 60 Binney Street, Cambridge, Massachusetts 02142, Attention: Corporate Secretary, a written demand for appraisal of Shares held, which demand must reasonably inform 2seventy bio of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);
•	continuously hold or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and
•
in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.
Written Demand
All written demands for appraisal should be addressed to 2seventy bio, Inc. at 60 Binney Street, Cambridge, Massachusetts 02142, Attention: Corporate Secretary. If the Shares are owned or held in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned or held by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder; provided, however, that such agent must identify the record and/or beneficial owner or owners and expressly disclose in such demand that the agent is acting as agent for the applicable stockholder or stockholders.
If a record stockholder (such as a broker who holds Shares as a nominee for beneficial owners), exercises rights on behalf of any of such beneficial owners with respect to the Shares held for such beneficial owners, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal in his, her or its own name, provided that (i) such beneficial owner continuously owns such Shares through the effective date of the Merger and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving entity.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost with respect to all Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders and beneficial owners should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares or applicable beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such Shares (and where a beneficial owner makes a demand pursuant to Section 262, the record holders of such Shares shall not be considered a separate stockholder with respect to the Shares held by such beneficial owner for purposes of such aggregate number). Such statement must be given to the person within ten days after a request by such person for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of such Petition by any such person other than the Surviving Corporation (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (ii) the value of the Merger Consideration for such total number of shares exceeds $1 million.
The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s or owner’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL is included hereto as Annex II to this Schedule 14D-9. A copy of Section 262 of the DGCL is also provided at the following publicly available web address, which is maintained on behalf of the state of Delaware and is free to use without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.
Antitrust Approvals
Antitrust in the United States
Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice

(the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.
Pursuant to the Merger Agreement, each of Parent and 2seventy is required to file prior to April 21, 2025 a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days following the filing of the Premerger Notification and Report Form at 11:59 p.m., Eastern Time. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Bristol-Myers Squibb and/or 2seventy bio. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Bristol-Myers Squibb and 2seventy bio do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.
Annual Report, Quarterly Report and Current Reports
For additional information regarding the business and the financial results of 2seventy bio, please see 2seventy bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 25, 2025 and other public filings of 2seventy bio made from time to time with the SEC.

Cautionary Note Regarding Forward-Looking Statements
This document contains statements that are not statements of historical fact, or “forward-looking statements”, including with respect to the proposed acquisition of 2seventy bio by Bristol-Myers Squibb, the expected timetable for completing the transaction, future opportunities for the combined businesses, the expected benefits of Bristol-Myers Squibb’s acquisition of 2seventy bio and the development and commercialization of Abecma. These statements may be identified by the fact they use words such as “should,” “could,” “expect,” “anticipate,” “estimate,” “target,” “may,” “project,” “guidance,” “intend,” “plan,” “believe,” “will” and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance, although not all forward-looking statements contain such terms. These statements are only predictions, and such forward-looking statements are based on current expectations and involve inherent risks, assumptions and uncertainties, including internal or external factors that could delay, divert or change any of them, that are difficult to predict, may be beyond 2seventy bio’s control and could cause actual outcomes and results to differ materially from those expressed in, or implied by, the forward-looking statements. Actual results may differ materially because of numerous risks and uncertainties including with respect to (i) the timing of the Offer and subsequent Merger, (ii) the number of Shares that will be tendered in the Offer, (iii) the risk that the expected benefits or synergies of the acquisition will not be realized, (iv) the risk that legal proceedings may be instituted related to the Merger Agreement, (v) any competing offers or acquisition proposals for 2seventy bio, (vi) the possibility that various conditions to the consummation of the Offer or the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Transactions and (vii) unanticipated difficulties or expenditures relating to the proposed Transactions, including the response of business partners and competitors to the announcement of the proposed Transactions or difficulties in employee retention as a result of the announcement and pendency of the proposed Transactions. The actual financial impact of this transaction may differ from the expected financial impact described in this document. In addition, the compounds described in this document are subject to all the risks inherent in the drug development process, and there can be no assurance that the development of these compounds will be commercially successful. No forward-looking statement can be guaranteed. Forward-looking statements in this document should be evaluated together with the many risks and uncertainties that affect Bristol-Myers Squibb’s business and market, particularly those identified in the cautionary statement and risk factors discussion in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2024, and its subsequent Quarterly Reports on Form 10-Q, and 2seventy bio’s business, particularly those identified in the risk factors discussion in 2seventy bio’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as other documents that may be filed by Bristol-Myers Squibb or 2seventy bio from time to time with the SEC. Neither Bristol-Myers Squibb nor 2seventy bio undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. The forward-looking statements made in this document relate only to events as of the date on which the statements are made and readers are cautioned not to place undue reliance on such statements.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(i)
Offer to Purchase, dated April 14, 2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Bristol-Myers Squibb Company and Daybreak Merger Sub Inc., filed April 14, 2025 (the “Schedule TO”)).

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Summary Advertisement as published in the New York Times on April 14, 2025 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(i)*	Opinion of Goldman Sachs & Co. LLC, dated March 10, 2025 (included as Annex I to this Schedule 14D-9).

(a)(5)(ii)	Press Release issued by 2seventy bio, Inc., dated March 10, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by 2seventy bio with the SEC on March 11, 2025).

(a)(5)(iii)	Email from Chip Baird, Chief Executive Officer, to employees on March 10, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by 2seventy bio with the SEC on March 11, 2025).

(a)(5)(iv)	Social Media Posts issued by 2seventy bio, Inc., dated March 10, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by 2seventy bio with the SEC on March 11, 2025).

(a)(5)(v)
Email from Lynell Hoch, President of Cell Therapy Organization at Bristol-Myers Squibb Company, to 2seventy bio employees on March 13, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by 2seventy bio with the SEC on March 13, 2025).

(a)(5)(vi)	Social Media Post issued by 2seventy bio, Inc., dated March 14, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by 2seventy bio with the SEC on March 14, 2025).

(e)(1)
Agreement and Plan of Merger, dated as of March 10, 2025, by and among Bristol-Myers Squibb Company, Daybreak Merger Sub Inc. and 2seventy bio, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by 2seventy bio with the SEC on March 11, 2025).

(e)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by 2seventy bio with the SEC on March 11, 2025).

Exhibit No.	Description
(e)(3)	2seventy bio, Inc. 2021 Stock Option and Incentive Plan, and forms of award agreement thereunder (incorporated by reference to Exhibit 99.1 to Form S-8 filed with the SEC on November 1, 2021).

(e)(4)	2seventy bio, Inc. Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.3 to Annual Report on Form 10-K filed on March 22, 2022).

(e)(5)	2seventy bio, Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.4 to Annual Report on Form 10-K filed on March 22, 2022).

(e)(6)	2seventy bio, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to Form S-8 filed on November 1, 2021).

(e)(7)
Executive Employment Agreement between 2seventy bio, Inc. and William Baird, dated as of January 6, 2025 (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed on March 25, 2025).

(e)(8)
Executive Employment Agreement between 2seventy bio, Inc. and Victoria Eatwell, dated as of January 6, 2025 (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed on March 25, 2025).

(e)(9)
Executive Employment Agreement between 2seventy bio, Inc. and Jessica Snow, dated as of January 6, 2025 (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K filed on March 25, 2025).

(e)(10)	Form of Indemnification Agreement between 2seventy bio, Inc. and individual directors (incorporated by reference to Exhibit 10.6 to Form 10 filed on October 8, 2021).

(e)(11)
Amended and Restated License Agreement by and between bluebird bio, Inc. and Celgene Corporation, dated February 16, 2016 (incorporated by reference to Exhibit 10.14 to Form 10 filed on October 8, 2021).

(e)(12)
Second Amended and Restated License Agreement by and between bluebird bio, Inc. and Celgene Corporation and Celgene European Investment Company LLC, dated May 8, 2020 (incorporated by reference to Exhibit 10.15 to Form 10 filed on October 8, 2021).

(e)(13)
Second Amendment to Amended and Restated Co-Development, Co-Promote and Profit Share Agreement, between 2seventy bio, Inc., Celgene Corporation and Celgene Investment Company LLC, dated June 23, 2023 (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed on August 14, 2023).

*	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2seventy bio, Inc.

By:	/s/ Chip Baird
Name:	Chip Baird
Title:	Chief Executive Officer
Dated: April 14, 2025

Exhibit a(5)(i)
Annex I

Opinion of Goldman Sachs & Co. LLC
200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL
March 10, 2025

Board of Directors
2seventy bio, Inc.
60 Binney Street
Cambridge, MA 02142

Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than Bristol-Myers Squibb Company (“BMS”) and its affiliates) of all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of 2seventy bio, Inc. (the “Company”) of the $5.00 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of March 10, 2025 (the “Agreement”), by and among BMS, Daybreak Merger Sub Inc., a wholly owned subsidiary of BMS (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $5.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company and each outstanding Share (other than (i) Shares held in the treasury of the Company, (ii) Shares already owned by BMS or Merger Sub, (iii) Shares irrevocably accepted for payment in the Tender Offer and (iv) Appraisal Shares (as defined in the Agreement)) will be converted into the right to be paid $5.00 in cash.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, BMS, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to BMS and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as co-manager with respect to a public offering of investment grade bonds in October 2023. We may also in the future provide financial advisory and/or underwriting services to the Company, BMS and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.
A-I-1

Board of Directors
2seventy bio, Inc.
March 10, 2025

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 2023; draft Annual Report on Form 10-K of the Company for the year ended December 31, 2024; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”); and certain forecasts related to the expected utilization by the Company of certain net operating loss carryforwards and tax credits, as prepared by the management of the Company, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company, including a potential stock-for-stock business combination with a third party that may have resulted in a higher implied value per Share, which proposed business combination, you have advised us, you have determined not to pursue; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than BMS and its affiliates) of Shares, as of the date hereof, of the $5.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $5.00 in cash per Share to be paid to the holders (other than BMS and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, BMS or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or BMS or the ability of the Company or BMS to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its
A-I-2

Board of Directors
2seventy bio, Inc.
March 10, 2025

consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $5.00 in cash to be paid to the holders (other than BMS and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,
/s/ GOLDMAN SACHS & CO. LLC
(GOLDMAN SACHS & CO. LLC)
A-I-3

Annex II
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
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(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the
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case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer,
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domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.
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